

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


04052476

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 20, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Exact name of registrant as specified in its charter)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 20, 2004

By: /s/ Dr. Klaus Patzak
Name: Dr. Klaus Patzak
Title: Vice President and Corporate Controller

By: /s/ Dr. Georg Klein
Name: Dr. Georg Klein
Title: Head of Financial Disclosure


SIEMENS


Short Report 2004

Contents

Siemens – a global network of innovation comprising more than 400,000 people – offers innovative products, solutions and services spanning the entire field of electronics and electrical engineering. Our innovations are shaping tomorrow's world, giving our customers a competitive edge and improving the lives of people everywhere. We aim to capture leading market positions in all our businesses and to achieve profitable growth now and in the future. Our success is based on a well-focused business portfolio, a truly global presence and an international workforce of highly qualified and highly motivated managers and employees.

FINANCIAL HIGHLIGHTS

in millions of euros	2004[1]	2003
New orders	80,830	75,056
Sales	75,167	74,233
Net income	3,405	2,445
Effects related to Infineon share sale and a goodwill impairment[2]	423	
	[illegible]	
Net cash from operating and investing activities	3,262	1,773
Research and development expenses	5,063	5,067
Shareholders' equity (September 30)	26,855	23,715
Employees (September 30, in thousands)	430	417

[1] Fiscal year: October 1 to September 30
[2] Pretax gain of €590 million on sale of Infineon shares plus related €266 million reversal of deferred tax liability, less a goodwill impairment of €433 million



Dear shareholders,

A year ago, our management team made a commitment to "Go for Profit and Growth". We were convinced that the prospects for increasing sales and earnings in fiscal 2004 were excellent. We even predicted a double-digit increase in net income.

Our figures for fiscal 2004 prove we were right:

- New orders climbed eight percent to €80.8 billion and sales one percent to €75.2 billion. Adjusted for consolidation and currency effects, orders were up nine percent and sales three percent.
- Net income totaled €3.4 billion, compared to €2.4 billion in fiscal 2003. Excluding a gain on a sale of shares of Infineon and other non-recurring effects, net income increased 23 percent.

Cash flow development, which has been positive in each of the past four years, was again very gratifying. Net cash from operating and investing activities totaled €3.3 billion. Our managers have learned the art of professional asset management. Strong cash flow is giving us the entrepreneurial leeway we need for targeted strategic moves.

Our Groups can currently be divided into four categories:

- Automation and Drives, Medical Solutions, Power Generation, Osram, Siemens VDO Automotive, Siemens Financial Services and now also Power Transmission and Distribution are in the first category. These Groups have met or exceeded the margin targets agreed upon with the Managing Board, proving that sustainable success can be achieved by utilizing all the tools of our *top*$^{+}$ management system.
- The second category comprises Siemens Building Technologies, Industrial Solutions and Services, and Logistics and Assembly Systems. These Groups have not yet met their performance targets. However, they have overcome earlier difficulties and are now on track.
- The Groups in our Information and Communications business area – the third category – have weathered the structural crisis that erupted in 2001. They are now working to achieve long-term stability and profitability. Two Groups, IC Networks and IC Mobile, were combined on October 1, 2004 to form the new Communications Group, which offers a complete range of information and communications technologies in the areas of wireless and wireline networks, devices and services.
- Transportation Systems is in the fourth category. After rebounding in the last few years, our railway systems business slipped back into the red in fiscal 2004. This was largely due to flaws in our Combino low-floor trams and the related provisions. However, the problems are now contained and will rapidly be solved.

"Go for Profit and Growth" to continue in 2005

At the Siemens Business Conference in Berlin at the beginning of October, the Company's top managers worldwide pledged to "Go for Profit and Growth" again in 2005. The Group margin targets set in December 2000 were left unchanged.

To further improve overall earnings, our weak Groups must intensively employ all the levers in our management system in order to approach their margin targets and achieve steady, sustainable progress. In particular, we are focusing on solving project-related problems at Transportation Systems and positioning the new Communications Group and Siemens Business Services for future success. Our strong Groups – which have shown how to optimize processes, achieve profitable growth through innovation and engender customer loyalty – cannot rest on their laurels. These Groups, too, will have to further strengthen their market positions.

Our regional units are under a special obligation to grow their businesses. This applies, in particular, to our new regional organization in Germany, into which we funneled our Groups' domestic sales and service activities at the beginning of fiscal 2005. The new organization will leverage its country-wide presence and customer proximity to expand its business.

We are also driving growth initiatives in selected regions – such as the United States, China, Russia, India, Japan, and Central and Eastern Europe – and working to generate further gains elsewhere.

In the future, our growth will continue to be external as well as internal. We have made several key acquisitions recently: Alstom's industrial turbine business and the Danish wind power plant supplier Bonus Energy for the Power Generation Group, DaimlerChrysler's electronics plant in Huntsville, Alabama for Siemens VDO Automotive, and water treatment specialist USFilter for the Industrial Solutions and Services Group. Further moves are planned. For example, we have also made an offer to acquire Austria's VA Technologie AG.

"The Company's top managers pledged to 'Go for Profit and Growth' again in 2005."

"Our growth will continue to be external as well as internal."

"Profit and Growth" – this is the ultimate goal of the three top⁺ programs in our Siemens Management System. These programs – Innovation, Customer Focus and Global Competitiveness – comprise eleven initiatives in all. Mandatory for all our Groups, the initiatives focus, for example, on driving trend-setting technologies and cross-Group technology platforms; acquiring and retaining customers through strategies like Siemens One, in which several Groups cooperate on large-scale projects; improving project management; optimizing processes; upgrading asset management; expanding our service business; and, last but not least, restructuring quality management.

In response to the problems at our Transportation Systems Group, quality management has been reorganized throughout the entire Company. In every Group and every Region, we have established quality managers who are authorized to intervene and halt projects and processes if quality problems arise. In such cases, improvements that would entail high costs after project completion can be defined and implemented at an early stage.

Continuity and change

Klaus Kleinfeld will succeed me as President and CEO at the conclusion of the Annual Shareholders' Meeting 2005. With this transition in mind, the Siemens Business Conference in October dealt not only with matters of immediate concern but also with the fundamental issues confronting our Company. We asked ourselves, for example: Do we have the right setup? Do we have the right focus? What should we leave as it is? What should we alter? All of these issues, most of which are also addressed in our Corporate Principles, involve continuity and change. We have spelled them out in concrete terms as follows:

- The first issue is our **business portfolio**. Can we be a highly profitable global leader in electronics and electrical engineering with our current setup?
  This is a matter for constant review. Power engineering, communications technology and medical solutions have been the three main pillars of our business for decades. Even in difficult times, we have always maintained a broad portfolio within our enormous field of activity. That is continuity.
  But we have also proven that we take the need for change seriously. Siemens was, is and always will be a living organism. We withdrew from the electrical components business for very good reasons. For equally good reasons, we entered the automotive electronics business. These are only two of the many major revisions we have made to our business portfolio. Strengthening weak businesses with acquisitions and cooperative ventures, withdrawing from stagnant markets, investing in high-growth sectors – these are and will remain key tasks. And nothing is sacred.

"Siemens was, is and always will be a living organism."

- The second issue is **innovation**. "Innovation is our lifeblood." That has been our credo for generations. Here, too, we are showing continuity.
  Our Medical Solutions Group provides a prime example of successful innovation. Faced with hard times in the 1990s, the Group capped costs and optimized processes. That was certainly necessary. But more importantly, Medical Solutions took steps to ensure that it was more innovative than its global competitors in as many sectors as possible. Business success was the result.

"In our global R&D network, all facilities – including those in Germany – can leverage their specific strengths."

All Siemens Groups are required to conduct frequent innovation benchmark studies. This means that they measure their power of innovation against that of their leading competitors and initiate concrete programs to rapidly close any gaps they discover.

We are now in the process of further expanding our global R&D network. New research centers have been opened in China and India. Another is planned for Russia. All facilities in our global R&D network – including those in Germany – can leverage their specific strengths. The Groups are also internationalizing their R&D departments. And a strategically positioned patent portfolio is protecting the knowledge we are generating. Our patent initiative has made good progress in the last few years.

- The third issue is **customer orientation**. In recent years, change in this area has been particularly dramatic, for our customers have undergone major transformations themselves. Some who were previously public-sector companies or governmental authorities have now been privatized and must *contend with tough competitive environments.* We have adapted our corporate culture to accommodate this shift. Our Corporate Principles state: "We strengthen our customers – to keep them competitive." This means we treat customers as partners, involving them in our own development processes to ensure market-oriented solutions.

  Customer orientation is also a primary focus of our Siemens One initiative, which is helping our Groups present one face to the customer in key segments like hospitals, sports venues and hotels as well as in selected sectors of industry. Siemens One complements the Groups' vertical business structures with an added emphasis on cross-Group cooperation. Our

customers expect us to approach them as a single team. This strategy gives us an edge over competitors who operate in only one or a few segments – a situation we intend to exploit even more rigorously in the future.
Nearly 40 regions are now implementing the Siemens One concept. In addition, a Siemens One Team, which reports directly to our President and CEO, has been set up in our Corporate Development Department. As well as generating its own business, this new team is assisting the Groups and Regional Companies in creating cross-unit structures.

- Customer proximity everywhere in the world – this key principle of our corporate philosophy applies to more than just our sales activities. True **global presence** – our fourth issue – can be achieved only when all links in the value chain – R&D, hardware and software development, procurement, production, services and, of course, sales – are combined within a global network.
  Here, too, we see continuity and change. Change, above all, because of the major geopolitical events of recent years. A prime example is the opening of China, which began 20 years ago and has created vast new business opportunities for Western companies. Russia is undergoing a similar transformation.
  And the changes that have taken place in Central, Eastern and Southeastern Europe are just as fundamental. The eastern expansion of the EU has opened up extraordinary business opportunities. As a result, the world map of regional strengths and weaknesses now looks very different than it did only a few years ago – a development we cannot afford to ignore.
  We have shown that these global changes do not necessarily mean a loss of jobs in Germany, a high-cost country. Every job in Germany is important to us. And it is encouraging to see flexible, location-specific employment models now enjoying greater acceptance.

"Every job in Germany is important to us. And it is encouraging to see flexible, location-specific employment models now enjoying greater acceptance."

- The next issue – employee orientation – has a long tradition at Siemens.

  However, its meaning has changed. It now includes advanced training at all levels of the organization. Lifelong learning is just as important on the factory floor as it is in the board room. This has always been true. But now the content of training programs has changed. Employees have to learn new types of jobs and managers have to master new types of tools in order to hone their leadership skills. That's why we introduced a process several years ago to orient and permanently align our training programs to the changing needs of the marketplace.

  The targeted, systematic development of young high-potentials has long been part of Siemens' employee orientation. Our annual employee and management reviews provide a solid basis for our efforts in this regard.

  In a global enterprise like Siemens, employee orientation naturally has a multicultural character. For our global network to function smoothly, we have to develop an understanding of cultural differences, learn how to combine the strengths of our different cultures and continue to internationalize our global management team. Although we have made good progress in this respect in the last few years, we still have much to do.

- Our commitment to responsible financial management is unwavering. Financial solidity – the sixth issue – has been the basis of our enduring success for more than 150 years. Although there can be no change in the fundamental principles of our conservative approach, the methods and tools we use are always evolving.

  In the second half of the 1990s, we introduced economic value added (EVA) as a performance yardstick to enable us to better manage our businesses. EVA accommodates the interests of our investors without compromising those of our other stakeholders.

  Our internal control systems have also changed. Although the recent discussion of corporate governance has entailed considerable administrative effort and expense, we now know with greater certainty that the principles agreed upon are being observed throughout our entire company.

- Financial solidity and corporate governance are both related to the last issue – responsibility. In a narrower sense, responsibility means correct behavior, such as strict compliance with our Business Conduct Guidelines across all our Groups and Regions.

  In a broader sense, however, responsibility means taking into account the interests of all our stakeholders: customers, employees and investors. It also means taking into account society as a whole and the environment. The Siemens business portfolio largely comprises activities that directly impact people's quality of life – in fields that encompass true "life technologies." This explains why our Company and our projects are always in the limelight – which is just one more reason why it is so important for us to be a good neighbor everywhere we do business.

"Financial solidity has been the basis of our enduring success for more than 150 years."

So much for the fundamental issues confronting us. As I mentioned earlier, Klaus Kleinfeld will be taking over from me at the close of the Annual Shareholders' Meeting on January 27, 2005. Together with the other members of the Managing Board and the Company's top management, he will work to maintain continuity and to actively shape the process of change. I would like to wish Mr. Kleinfeld and his colleagues every success – for the benefit of our customers, our employees and you, the shareholders of Siemens.



Dr. Heinrich v. Pierer
President and Chief Executive Officer
Siemens AG

At a glance

Managing Board of Siemens AG*



Johannes Feldmayer | Edward G. Krubasik, Prof. Dr. rer. nat. | Rudi Lamprecht | Thomas Ganswindt | Claus Weyrich, Prof. Dr. phil., Dr.-Ing. E. h.

Erich R. Reinhardt, Prof. Dr.-Ing. | Heinz-Joachim Neubürger | Klaus Kleinfeld, Dr. rer. pol. | Heinrich v. Pierer, Dr. jur., Dr.-Ing. E. h., President and Chief Executive Officer | Jürgen Radomski, Dr. rer. pol. h. c., Dr. techn. h. c. | Uriel J. Sharef, Dr. rer. pol. | Klaus Wucherer, Prof. Dr.-Ing., Dr.-Ing. E. h.

* As of January 1, 2005
For further information, see pages 84–85.

Stock market information

in euros	2004[1]	2003[1]
Stock price range (XETRA closing prices, Frankfurt)		
High	**68.30**	58.32
Low	**52.02**	32.05
Year-end	**59.21**	51.14
Number of shares (year-end, in millions)	**891**	891
Market capitalization (year-end, in millions of euros)	**52,761**	45,559
Per-share data		
Earnings per share	**3.82**	2.75
Earnings per share (fully diluted)	**3.66**	2.75
Dividend	**1.25**[2]	1.10

Figures reflect the stock split of April 30, 2001 (one additional share for every two shares held).
[1] Fiscal year: October 1 to September 30
[2] To be proposed at the Annual Shareholders' Meeting

The Siemens share


indexed
135
130
125
120
115
110
105
100
10/1/03
9/30/04
Siemens
Dow Jones STOXX®
DAX®

As of September 30, 2004, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 891 million no-par value shares in registered form. Each share has one vote.

In fiscal 2004, Siemens shares were traded on all German exchanges, the Swiss stock exchange, and stock exchanges in New York and London. On the New York Stock Exchange, Siemens shares are traded in the form of ADRs (American Depository Receipts), with one ADR corresponding to one Siemens share.

Sales by region


in billions of euros
75.2
74.2
Other 8% 6%
Asia-Pacific 12% 12%
The Americas 23% 25%
Europe (excluding Germany) 34% 34%
Germany 23% 23%
2004
2003

Adjusted for currency effects and portfolio activities, Siemens' sales in fiscal 2004 climbed 3% to €75.2 billion. Sales totaled €17.1 billion in Germany, €25.2 billion in the other European countries, €13.6 billion in the U.S. and €9.3 billion in Asia-Pacific, where China alone accounted for €2.9 billion.

Investments in research and development

With R&D expenditures of some €5.1 billion in fiscal 2004, we were once again a leader among electronics and electrical engineering companies. A large share of our R&D outlays, more than 55%, continued to flow into information and communications and automation and control technologies.

A strong patent portfolio gives us a head start in developing trendsetting technologies. Critical success factors include cross-Group technologies – such as software architectures, innovative materials, imaging processes and sensor systems – that find application in a wide variety of fields. Our company-wide *top*+ Innovation Program is providing new momentum in our drive to fully leverage our synergy potentials. Initial results include cross-product technology platforms for remote services; a uniform controls architecture for applications ranging from power plants and railway systems to industrial controls and communications networks; and systematic best practice sharing of the kind that has long characterized our software initiative. By moving toward technological leadership in all our businesses, we are also strengthening our customer focus and global competitiveness.

About half of our more than 45,000 researchers work outside Germany. Our goal is to locate R&D activities in every market with high economic and technological potential and to attract the best employees worldwide. With these objectives in mind, we began substantially expanding our research and development activities in China last year.
www.siemens.com/research_and_development


in billions of euros
5.06
5.07
Other
3%
3%
4%
4%
Lighting
12%
13%
Medical
Transportation
18%
17%
Power
8%
7%
Automation and Control
17%
17%
Information and Communications
38%
39%
2004
2003

Strategic patent portfolio

In fiscal 2004, our researchers submitted 8,200 invention reports, 11% more than in fiscal 2003. We filed patent applications for about two-thirds of these inventions. Our power of innovation has given us a leading position in the international patent statistics: We are number one in Germany, number two in Europe and among the top ten in the U.S. market.

Our global patent portfolio boasts more than 48,000 inventions. The creativity of our employees and the strategic management of our patent portfolio provide the foundation for our strong competitive position. A company-wide IP+ intellectual property initiative is driving our efforts to systematically safeguard our innovations and leverage our patents in the face of global competition. A large number of patent exchange and licensing agreements testify to the success of our patent portfolio. These agreements provide unlimited access to all key markets and support the entire innovation process – to the benefit of our customers.
www.siemens.com/intellectual_property


Other
9,000 = 2%
Germany
164,000 = 38%
Asia-Pacific
52,000 = 12%
The Americas
95,000 = 22%
Europe
(excluding Germany)
110,000 = 26%

Employees worldwide

At the end of fiscal 2004, Siemens had 430,000 employees worldwide. Of this total, 62% (266,000) worked outside Germany. Germany accounted for 38% (164,000), the other European countries for 26% (110,000), the Americas for 22% (95,000), Asia-Pacific for 12% (52,000), and Africa, the Middle East and the C.I.S. countries for about 2% (9,000).

Women at Siemens

Women comprise some 27% (117,000) of our global workforce. Twenty percent of the women employed at Siemens hold university degrees, of which 10,600 are in technical or scientific fields. In fiscal 2004, 34% (15,300) of all new hires worldwide were women. At the end of the fiscal year, women occupied about 10% (5,800) of our managerial positions.

Developing our people's competencies

With an investment of more than €400 million, our commitment to the education of young people and the training of our employees remained unwavering in fiscal 2004. Some 40% of the total flowed into vocational training and about 60% into business-oriented continuing education. Our vocational training programs span about 30 professions and courses of study. Some 11,000 young people worldwide are currently enrolled in Siemens apprenticeship or work-study programs.


University degrees
141,000 = 33%
Engineers
and scientists
103,000 = 24%
Vocational training
or apprenticeship
158,000 = 37%
Unrelated
qualifications or
no prior training
131,000 = 30%

Employee qualifications

Over two-thirds of our 430,000 employees have professional qualifications. Thirty-three percent (141,000) hold university degrees. Twenty-four percent (103,000) are engineers or scientists. Another 37% (158,000) have earned a vocational school diploma or completed an apprenticeship. Slightly less than one-third (131,000) have qualifications unrelated to their work or are without any prior professional training.

New hires

In fiscal 2004, we hired 44,700 employees worldwide, 33% of whom hold university degrees. Just over two-thirds (10,300) of our university-trained new hires are engineers or scientists. As these figures attest, we continue to boast a highly qualified workforce.

Group Presidents*



Udo Niehage, Dr.-Ing. PTD
Wolfgang Dehen SV
Hans M. Schabert TS
Erich R. Reinhardt, Prof. Dr.-Ing. Med
Johann Löttner L&A
Lothar Pauly Com
Wolf-Dieter Bopst, Dr. oec. publ. Osram
Adrian v. Hammerstein SBS
Helmut Gierse A&D
Joergen Ole Haslestad I&S
Heinrich Hiesinger, Dr.-Ing. SBT
Herbert Lohneiß, Dr. rer. nat. SFS
Klaus Voges PG

* As of January 1, 2005
For further information, see pages 84–85.




Dear shareholders,

The Supervisory Board of Siemens AG focused intensively on the Company's situation and prospects throughout fiscal 2004. The Managing Board provided us with timely and comprehensive information on a regular basis. We were involved in major Company decisions. We also advised the Managing Board and monitored Company management.

At five meetings during the course of fiscal 2004, the Managing Board reported to us on the Company's strategy and plans, on business and financial developments and on key business events. The Managing Board also informed us in writing about important developments that took place between these meetings. As Chairman of the Supervisory Board, I was kept up-to-date on major issues and upcoming management decisions.

In its deliberations, the Supervisory Board focused on the Company's strategic orientation and personnel policies, plans to further optimize our business portfolio, the challenges and opportunities facing us in key regions, progress reports by the individual Siemens Groups and matters relating to corporate governance. This year, generational change in the Company's top management was also on the agenda.

Business strategy and personnel policies

At the April 2004 meeting of the Supervisory Board, the President of the Managing Board and the Chief Personnel Officer reported on Company strategy and on changes in our personnel policies. The following issues were discussed in detail:

- Siemens' aim is to be a global leader in electrical engineering and electronics with high profitability. All Company measures and programs are focused on this ultimate goal.
- The Company's business portfolio is being continuously optimized within the framework we have specified. For this reason, we are making targeted acquisitions to strengthen individual segments, particularly in growth markets.
- In our Siemens Management System – which includes the *top*+ programs Innovation, Customer Focus and Global Competitiveness as well as a number of related initiatives – we have defined the key action areas for driving Company growth in the next few years.
- We are bringing personnel management into line with the Company's business strategy and business policies. In the last few years, the Managing Board has revamped our systems and processes for personnel development to take into account the increasing internationalization of our activities.

Siemens has developed a clearly focused, comprehensive and consistent management system to tackle the challenges of ongoing globalization.

Regional focus

The Supervisory Board discusses Siemens' position in the global electronics and electrical engineering market at nearly every meeting. In 2004, we focused on the opportunities presented by the European Union's eastward expansion and on the reorganization of our sales and service activities in Germany. The Managing Board explained its reasons for combining previously independent Group activities into one Regional Organization Germany. This new unit, which employs 20,000 people, began operations at the start of fiscal 2005 with the aim of expanding business and improving customer proximity. The Supervisory Board is convinced that this organizational change is a key step toward re-achieving growth in the long-stagnant German market.

Siemens' performance in the United States, the world's largest electrical market, is considered at every meeting of the Supervisory Board. This year, we also received special reports on the Company's position in Asia-Pacific (November 2003) and in Latin America (November 2004). The Company is well-anchored in both regions, and new growth-generating measures have been initiated.

Group-specific topics

Traditionally, Supervisory Board meetings are devoted not only to matters affecting the Company as a whole. We also give the individual Groups an opportunity to explain their activities in detail. This enables the members of the Supervisory Board to evaluate the specific challenges facing each of the Company's operating units.

Between November 2003 and November 2004, the following Groups reported to the Supervisory Board: Industrial Solutions and Services, and Osram (November 2003); Siemens Building Technologies, and Power Transmission and Distribution (April 2004); IC Networks, IC Mobile, and Logistics and Assembly Systems (July 2004); Automation and Drives, Siemens Financial Services, Medical Solutions, and Siemens VDO Automotive (November 2004). At these meetings, we discussed the following topics:

- IC Networks and IC Mobile have weathered the structural crisis in their industry. In response to the increasing convergence of mobile and wireline technologies and in order to strengthen their market presence, the two Groups were combined on October 1, 2004 to form the Communications Group.
- Industrial Solutions and Services, Siemens Building Technologies, and Logistics and Assembly Systems – all of which have faced special problems in the last few years – have completed the necessary restructuring measures and process improvements. They are now back on track. The acquisition of USFilter has enabled Industrial Solutions and Services to move into another promising market.
- Automation and Drives, Medical Solutions, Siemens VDO Automotive, Osram, Power Transmission and Distribution, Siemens Financial Services, and Power Generation have all posted outstanding results. These Groups are committed to doing everything they can to ensure the sustainability of their success.
- Siemens Business Services and Transportation Systems are working to achieve lasting improvements in their performance as rapidly as possible.

Taken as a whole, our Groups posted a double-digit increase in earnings compared to fiscal 2003, despite acute project-related problems at Transportation Systems. The Supervisory Board registered its satisfaction with this result.

Corporate governance

The Supervisory Board regularly deals with the further development of the Company's corporate governance principles. In this context, we have also concerned ourselves with the Company's compliance organization.

At our meeting on November 26, 2003, we adopted new bylaws for the Supervisory Board and its committees. These bylaws have been revised to take into account the corporate governance provisions of the Sarbanes-Oxley Act (SOA) and the revised version of the German Corporate Governance Code of May 21, 2003.

We have determined that Siemens – in accordance with the Company's Declaration of Conformity of November 12, 2003 – complied with the recommendations of the German Corporate Governance Code in fiscal 2004. Siemens will now disclose the remuneration paid to members of the Supervisory and Managing Boards in fiscal 2004 on an individualized basis. As stated in the new Declaration of Conformity, which we approved at our meeting on November 10, 2004, Siemens now complies with all but one of the Code's recommendations: Our directors and officers liability (D&O) insurance policy has no deductible.

The Supervisory Board met in April and November 2004 without the Managing Board in attendance. At these meetings, we dealt with the operational efficiency of the Supervisory Board and with the division of duties between the full Supervisory Board and its committees.

An overview of our corporate governance rules and practices and a detailed report on the level and structure of remuneration paid to members of the Supervisory and Managing Boards appear on pages 30 – 41 and 42 – 49 in this report and on the Internet.

Committee meetings

The Chairman's Committee remained in close contact with the Managing Board between the five regular Supervisory Board meetings held during fiscal 2004. As one of the Supervisory Board's four committees, the Chairman's Committee met five times to address personnel matters relating primarily to the Managing Board and the Group executive managements, the structure and level of Managing Board remuneration, and the determination of variable and stock-based remuneration components. At every meeting, the Chairman's Committee also dealt with the Company's strategy and performance and with matters relating to corporate governance.

Together with the independent auditors, the President of the Managing Board and the Chief Financial Officer, the Audit Committee discussed the annual financial statements of Siemens AG and the consolidated financial statements of Siemens worldwide, the appropriation of net income and the annual report on Form 20-F, which Siemens submits to the SEC. During the year, the Audit Committee also gave in-depth consideration to the Company's quarterly reports, the appointment of the independent auditors, oversight of the auditors' independence and efficiency, and their fee. In addition, the Audit Committee dealt intensively with the Company's risk management system and with the authorization and findings of the internal financial audit and the reports on statutory and regulatory risks. At several meetings, the Audit Committee discussed compliance with the provisions of Section 404 SOA regarding internal control systems and with the rules issued by the U.S. Public Company Accounting Oversight Board (U.S. PCAOB) for implementing those provisions. In addition, the Audit Committee adopted the SOA rules for the approval of non-audit services provided by independent auditors and for the treatment of employee and/or shareholder complaints as well as a Code of Ethics for Financial Officers. The Audit Committee met five times during the year, in some cases without the Managing Board in attendance.

The Mediation Committee, formed pursuant to § 27 (3) of the German Co-determination Act, had no occasion to meet during the year. The Ownership Rights Committee, defined in § 32 of the Act, voted on resolutions using a notational, or written, voting process and notified the Board of the outcome at subsequent meetings. All committees reported to the Supervisory Board on a regular basis.

Financial statements

Our independent auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main (KPMG), audited the annual financial statements of Siemens AG and the consolidated financial statements of Siemens worldwide as well as the related management's discussion and analysis (MD&A) for fiscal 2004, in accordance with the requirements of the German Commercial Code (HGB), and approved them without qualification. The consolidated financial statements, prepared in accordance with U.S. GAAP, were audited by KPMG in accordance with the auditing principles of the U.S. PCAOB. KPMG also confirmed that the consolidated financial statements and MD&A fulfill the conditions for exemption from compliance with reporting rules under German law, and that the Managing Board has implemented an effective risk management system that meets all relevant legal requirements.

The Managing Board provided us with the above-mentioned documents and its proposal for the appropriation of net income in a timely manner. The Audit Committee thoroughly examined these documents, and the Supervisory Board also reviewed them. The KPMG audit reports were presented to all members of the Supervisory Board, and we examined the reports thoroughly at our meeting on November 24, 2004, in the presence of the independent auditors, who reported on the main findings of their audit. The Managing Board explained the annual and consolidated financial statements as well as the risk management system. It also provided a detailed report on the scope, focal points and costs of the audit. As a result of the definitive findings of the examination by the Audit Committee and the full Supervisory Board, we raised no objections. In view of our approval, the financial statements are accepted as submitted.

We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €1.25 per share entitled to a dividend. In addition, we approve the proposal that the amount attributable to treasury stock be carried forward.

Changes in top management

In fiscal 2004, the Supervisory Board of Siemens AG gave detailed consideration to long-prepared changes in the Company's top management. On July 28, 2004, we made the following decisions:

- We would propose at the Annual Shareholders' Meeting that Karl-Hermann Baumann, Chairman of the Supervisory Board of Siemens AG, who is resigning at the conclusion of the Annual Shareholders' Meeting on January 27, 2005, be succeeded as member of the Supervisory Board by Heinrich v. Pierer. Following the Annual Shareholders' Meeting, Mr. v. Pierer will stand for election as Chairman of the Supervisory Board.
- Klaus Kleinfeld, member of the Corporate Executive Committee since January 1, 2004, would be appointed Vice President of the Managing Board, effective August 1, 2004, and become President of the Managing Board at the conclusion of the Annual Shareholders' Meeting on January 27, 2005.
- Thomas Ganswindt, who was Group President of IC Networks at that time, and Rudi Lamprecht, who was Group President of IC Mobile, would be elected to the Corporate Executive Committee, effective October 1, 2004. Mr. Ganswindt would have special responsibility for the business area Information and Communications. Mr. Lamprecht would have special responsibility for Osram, the Region Africa, Middle East, C.I.S., and the joint ventures BSH Bosch und Siemens Hausgeräte and Fujitsu Siemens Computers.

In this context, changes were also made in the assignment of responsibilities to other Managing Board members. The current breakdown of responsibilities is shown in the organization chart at the end of this Report.

The composition of the Supervisory Board of Siemens AG has also changed. On April 1, 2004, Hildegard Cornudet, Chairwoman of the Central Works Council of Siemens Business Services, succeeded Rolf Dittmar. On July 1, 2004, Berthold Huber, Second Chairman of IG Metall, succeeded Bertin Eichler. We thanked the retiring members for their contributions to the Board.

We have been systematically laying the groundwork for the impending generational change in our governing bodies for a long time. Siemens is committed to achieving a sustainable increase in company value. The Company will stick to its defined strategic goals. To remain an attractive investment and an attractive employer in the years to come, Siemens will maintain an intense focus on adapting to its changing environment. On behalf of the Supervisory Board, I would like to thank Mr. v. Pierer for his outstanding commitment and for the farsightedness with which he has led the Company. I wish Klaus Kleinfeld, the Managing Board and all Siemens employees around the world every success for the future. Thank you for the confidence you have placed in me throughout the course of my long career.

Berlin and Munich, November 24, 2004
For the Supervisory Board



Dr. Karl-Hermann Baumann
Chairman

Corporate Governance Report

Good corporate governance has traditionally been a high priority at Siemens. We continue to welcome the ongoing corporate governance initiatives within and outside of Germany.

The German framework

The German Corporate Governance Code (the Codex), first issued in 2002, was expanded in May 2003. Siemens complies with this expanded version in all but one respect: our directors and officers liability (D&O) insurance policy does not include a deductible for Managing Board and Supervisory Board members. Our senior managers, both in and outside Germany, are covered by a group insurance policy. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.

Our Declaration of Conformity, set forth below (on page 41 of this Report), is posted on our website and updated as necessary. Siemens voluntarily complies with all of the Codex's non-obligatory suggestions, with only minor exceptions. Specific details may be found at the Corporate Governance section of our website.

U.S. capital market rules

Due to our listing on the New York Stock Exchange (NYSE), we are subject to certain U.S. capital markets laws and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. In July 2002, the Sarbanes-Oxley Act (SOA) became U.S. law. The SOA aims to strengthen investor protection and restore confidence in the U.S. capital markets. To those ends, the SOA – together with associated SEC and NYSE rules – introduced numerous changes in corporate governance regulations for all companies listed in the U.S.

Disclosure Committee

To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of eight central department heads) that is responsible for reviewing and approving certain financial and non-financial information before we make it public. We have also introduced procedures that require the respective managements of our Groups and subsidiaries to certify certain matters, as discussed below. These procedures, and certifications provide a basis on which the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of Siemens AG certify our financial

Certification procedure

statements to the SEC, as required by the SOA. Pursuant to the requirements of the SOA, Siemens has conformed the Bylaws of the Audit Committee of its Supervisory Board, revised its procedures governing its relationship to the Company's independent auditors, implemented procedures for handling complaints related to accounting practices and introduced a Code of Ethics for Financial Matters.

www.siemens.com/
corporate_governance

Management and control structure – The Supervisory Board
As a German stock corporation with registered offices in Berlin and Munich, Siemens is subject to German corporate law. Consequently, the Company has a two-tier management and oversight structure consisting of a Managing Board and a Supervisory Board. The Supervisory Board has twenty members. As stipulated by the German Co-determination Act (the Co-determination Act), one-half of the Board's members represent Company shareholders, and one-half represent Company employees. The shareholder representatives are elected by the Annual Shareholders' Meeting. The employee representatives are elected by an assembly representing Siemens' employees in Germany. Seven of the employee representatives must be Siemens group employees, and three must be external representatives nominated by certain German unions. According to the Bylaws of the Supervisory Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies. Siemens maintains normal business relationships with almost all of these companies. However, our sales of products and/or services to them are transacted on arm's length bases. Furthermore, the volumes of these respective sales are quite small in relation to each of the companies' total sales. Consequently, we believe that these dealings do not compromise the independence of our Supervisory Board members associated with these companies.


Management and control structure
Risk management
Supervisory Board
Annual Shareholders' Meeting
Business Conduct Guidelines and Code of Ethics
Financial accounting

Duties of the Supervisory Board

The Supervisory Board is elected for five years. It normally meets five times each year and regularly convenes in executive session without the Managing Board in attendance. The duties, procedures and committees of the Supervisory Board are specified in its bylaws. These bylaws contain rules regarding, among other things, the independence, experience and knowledge required of Supervisory Board members and rules regarding conflicts of interest.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also reviews Siemens' quarterly reports and approves the annual, stand-alone financial statements of Siemens AG as well as the consolidated financial statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members' individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.

Committees of the Supervisory Board

Committees of the Supervisory Board

The Supervisory Board's Bylaws establish four committees, whose duties, responsibilities and procedures fulfill the requirements of the Codex, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG. Committee bylaws are posted on our website.

Chairman's Committee

The **Chairman's Committee**, comprising two shareholder representatives and one employee representative, performs the collective tasks of nominating, compensation and corporate governance committees. It meets at least five times each year without the Managing Board in attendance. The Chairman's Committee determines the conditions of employment of Managing Board members and the level and structure of their remuneration, including what part of the Managing Board's total compensation will take the form of stock-based compensation. In addition, the Chairman's Committee makes proposals regarding the appointment of Managing Board members. Finally, it reviews and ensures the further development of Siemens' corporate governance principles.

Audit Committee

The **Audit Committee** consists of three shareholder representatives and two employee representatives. The SOA requires that all members of our Audit Committee must be independent, as provided in the SOA, no later than July 31, 2005. Nevertheless, SEC rules provide a limited exemption from this requirement for the employee representatives, to the extent that they are employees of the Company and elected in accordance with the Co-determination Act. The Audit Committee oversees the appropriateness and the effectiveness of the Company's external and internal accounting processes, meeting at least five times each year. The Audit Committee and the independent auditors also review the Company's financial statements prepared quarterly and annually by management. On the basis of the independent auditors' report on its review of the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company's internal control system and its procedures for assessing, monitoring and managing risk. It also monitors statutory and regulatory compliance. The Company's Financial Audit Department reports regularly to the Audit Committee, which determines the scope and focal points of its financial audit. The Audit Committee is also responsible for liaising between the Company and its independent auditors.
In particular, it awards the annual audit contract to the independent auditors appointed at the Annual Shareholders' Meeting and initially determines the focal points of their audit, as well as their fee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors.

Financial experts of the Audit Committee

In accordance with the requirements of the SOA, the Supervisory Board has determined that Dr. Josef Ackermann, Dr. Karl-Hermann Baumann and Dr. Henning Schulte-Noelle qualify to serve as Audit Committee financial experts.

The **Mediation Committee** comprises two shareholder representatives and two employee representatives. In the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member, the Mediation Committee submits proposals for resolution to the Supervisory Board.

The **Ownership Rights Committee** (formerly called the Investment Committee), comprising three shareholder representatives, is responsible for decisions regarding the exercise of Siemens' shareholder rights in other companies.

The Managing Board

The Managing Board of Siemens AG, which currently has twelve members, is the Company's top management body. It is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Since October 2004, its Corporate Executive Committee has ten members (effective January 27, 2005, it will have nine members). The President and CEO defines overall Company policies in cooperation with the Corporate Executive Committee. The Managing Board's responsibilities include determining the Company's strategic orientation, planning and finalizing the Company budget, allocating resources, and monitoring the executive management of each Group. Furthermore, the Managing Board is responsible for the preparation of the Company's quarterly reports; the annual, stand-alone financial statements of Siemens AG and the consolidated financial statements of Siemens. It also appoints personnel to fill key Company positions.

Duties of the Managing Board

The Managing Board cooperates closely with the Supervisory Board. It informs the Supervisory Board regularly, promptly and comprehensively regarding all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and risks. Major decisions of the Managing Board require Supervisory Board approval.

Shareholder relations

Four times each year – at dates specified in our financial calendar – Siemens AG reports to its shareholders regarding its business development, financial position and earnings. The CEO and the CFO report to investors, analysts and the press regarding the quarterly and full-year results. Information which may materially affect Siemens' share price is published in press releases throughout the year.

An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year, with each share carrying one vote. All shareholders listed in the stock register and from whom notification of attendance has been received by a specified date are entitled to participate. The Managing Board facilitates shareholder participation in the meeting through the use of electronic means of communication – in particular the Internet – and enables shareholders who are unable to attend the meeting to exercise their voting rights by communicating instructions directly to their representatives. In connection with the January 2005 Annual Shareholders' Meeting, for the first time shareholders may receive their notice of the meeting electronically. The meeting is directed by the Chairman of the Supervisory Board.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting decides on all matters assigned to it by law. Its decisions are binding on all shareholders and on the Company. They include, in particular, voting on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and implemented by the Managing Board with the approval of the Supervisory Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate par value of €1 million or more may also demand a special judicial review of a particular decision.

Investor relations activities

As part of our investor relations activities, the CEO, the CFO and individual members of the Group executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts once a year as well as telephone conferences with analysts upon the publication of our quarterly results. Our website provides access to financial data and other business-related information regarding Siemens.

Risk management

Monitoring and risk management

The Company has a system for assessing and monitoring its potential business and financial risks. The components of this risk management system are designed to help enable us to anticipate risks and to manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Company's financial position for internal and external use.

However, the components of the internal control and risk management system do not eliminate risk entirely and, thus, cannot prevent loss or fraud in all cases. We intend to rapidly adjust the risk management and monitoring procedures of all businesses acquired during the fiscal year, so that they conform to Siemens' standards.

Financial accounting

The consolidated financial statements of Siemens worldwide are prepared in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP), as permitted by the German Commercial Code. The annual, stand-alone financial statements of Siemens AG are prepared in accordance with the accounting rules set out in the German Commercial Code. The Managing Board directs the preparation of the financial statements. The existing internal control system and the Company-wide use of uniform guidelines help to ensure the accuracy of our financial statements. In addition, we have established a system of internal certification by which the executive management of each of our Groups and subsidiaries certifies, among other things, the accuracy of their reports to the Managing Board, including that such reports fairly present in all material respects the financial condition, results of operations and cash flows of the reporting entity. They also certify that such management has reviewed the reporting entity's disclosure controls and procedures and concluded that they were effective as of the end of the period covered by the relevant report.

Preparation of financial statements

Further development of our internal control system

This system is a basis for the statements of certification that must be signed by the CEO and the CFO and submitted to the SEC with the annual report on Form 20-F, in accordance with the SOA requirements. In those statements, the CEO and the CFO certify the accuracy of the statements in the annual report, including that the financial statements fairly present (in all material respects) the financial condition, results of operations and cash flows of Siemens. They also certify (1) that the effectiveness of Siemens' system of disclosure controls and procedures has been evaluated, (2) that they have presented in this report on Form 20-F their conclusions related to this evaluation and (3) that they have disclosed in this report any change in the company's internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

Additional SOA requirements, which will come into effect for Siemens in fiscal 2005, mandate that we include in our management report on internal controls the conclusions of management about the effectiveness of Siemens' internal controls over financial reporting, based on management's review of those controls. The additional requirements also demand that the independent auditors provide an "attestation" regarding the management's assessment.

Business Conduct Guidelines and Code of Ethics

Siemens is committed to conducting its business responsibly and in compliance with all relevant statutory and regulatory requirements. The Managing Board has established firm guidelines to help ensure that this goal is achieved. The Business Conduct Guidelines comprise rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. These rules are binding for all Siemens employees, the Managing Board and the Supervisory Board. The Guidelines also specify procedures for dealing with complaints. A compliance officer, who reports to the Audit Committee, processes all complaints, including those submitted anonymously. In accordance with the requirements of the SOA, procedures for handling potential complaints related to accounting practices, and procedures for handling relevant complaints from specific attorneys (internal and external) have been implemented during fiscal 2004. In addition, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our website.

Compliance Officer

Significant differences from NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (the NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG generally follows German corporate governance principles, particularly those set forth in the German Stock Corporation Act (the Stock Corporation Act), the Co-determination Act and the Codex.

The significant differences between our governance practices and those of domestic NYSE issuers are as follows:

Two-Tier Board

The Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board which is not comparable to the one-tier (or unitary) board system in the U.S. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.

The composition of the Supervisory Board is determined in accordance with the Co-determination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

Independence

Under this two-tier board system, our methods for determining and ensuring the independence of our Supervisory Board differ from those of the NYSE Standards, which generally contemplate a U.S.-style, one-tier system. In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of our Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees
The NYSE Standards require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. The Supervisory Board of Siemens AG has created several committees. In addition, both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective purposes and responsibilities. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting. The independence of the members of our Supervisory Board committees is governed by the independence standards, set forth above, applicable to Supervisory Board members.

Collectively, our Supervisory Board committees are responsible for many of the same functions as the committees required under the NYSE Standards. Yet, while the tasks performed by committees meeting the NYSE Standards and the committees formed by Siemens AG are similar in the aggregate, the specific division of the various tasks among the committees differs.

For example, our Chairman's Committee performs many of the tasks that nominating, corporate governance and compensation committees perform under the NYSE Standards – such as, making recommendations to the Supervisory Board on the appointment and dismissal of members of the Managing Board, determining the Managing Board's employment framework and remuneration, and corporate governance issues.

Our Audit Committee is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and it performs functions similar to those of an audit committee under the NYSE Standards.

As discussed above, Siemens AG also has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither is required under the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases

The NYSE Standards generally require U.S. domestic companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. Our adoption of stock option plans and any material revisions thereto require the approval by our shareholders in so far as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan was so approved in 2001. Similarly, before we may repurchase our shares in the market(s), any such buy-back – as well as our use of such repurchased shares for, among other things, offers to members of the Managing Board and/or our employees – generally requires our shareholders' approval. Such approval was provided during our January 22, 2004 Annual Shareholders' Meeting and such matters will generally be voted upon annually.

Corporate Governance Guidelines

Various documents pertaining to our corporate governance – including Siemens' Articles of Association, the Bylaws of the Supervisory Board and those of its committees, and the report on our fulfillment of the requirements of the Codex – may be found on our internet website at www.siemens.com/corporate_governance. The information on our website is not incorporated by reference into this Report.

Declaration of Conformity

Declaration of Conformity with the Codex

At their meetings on November 9 and 10, 2004, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG has fully complied with the recommendations of the German Corporate Governance Code ("Codex") – in the version of May 21, 2003 – except in the respects identified in our declaration of November 12, 2003 (Managing Board compensation not reported on an individualized basis, our D&O insurance without a deductible); and will fully comply with such recommendations of the Codex, except in one respect (our D&O insurance without a deductible).

Berlin and Munich, November 10, 2004

Siemens AG
The Managing Board The Supervisory Board

Compensation Report

This report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration.

In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.

1. Managing Board remuneration

The Chairman's Committee of the Supervisory Board is responsible for determining the remuneration of members of the Managing Board. The Committee comprises Dr. Karl-Hermann Baumann (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Mr. Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).

The remuneration of members of the Managing Board of Siemens AG is based on the Company's size and global presence, its economic and financial position, and the level and structure of managing board compensation at comparable companies in and outside Germany. In addition, the compensation for each Board member reflects his or her responsibilities and performance. The level of compensation is designed to be competitive in the international market for highly qualified executives in a high-performance culture.

The Managing Board remuneration is performance-related. In fiscal year 2004 it had three components: a fixed salary, a variable bonus, and stock-based compensation. The fixed salary and the bonus are based on a target compensation that comprises 50 percent fixed and 50 percent variable remuneration. The target compensation is reviewed regularly every two to three years on the basis of an analysis of the compensation paid by international peer companies to their top managers. The last review was conducted on April 1, 2003.

The remuneration of the Managing Board members is composed as follows:

- The fixed compensation is paid as a monthly salary.
- The bonus is based on the Company's attainment of certain EVA targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman's Committee of the Supervisory Board. One half of the bonus is paid as an annual bonus which is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus) whose amount depends on the average attainment of EVA targets over a three-year period. The annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. One half of the LT bonus is paid in cash. The other half is in the form of a com-

mitment to issue or transfer shares of Siemens AG (stock awards) which will be settled four years after the commitment is made. The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their goals, however, depend primarily on the financial performance of the corporate units they lead.

- The third component of Managing Board remuneration for fiscal year 2004 is stock-based compensation determined by the Chairman's Committee of the Supervisory Board, one half of which consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders' Meeting of Siemens AG on February 22, 2001, and the other half consists of a commitment to issue or transfer shares of Siemens AG (stock awards).

At its meeting on November 10, 2004, the Chairman's Committee of the Supervisory Board determined the bonus amounts and the number of stock awards and stock options to be granted, after assessing the attainment of the goals set at the start of the fiscal year. As a result, cash compensation amounted to €26.7 million (2003: €27.5 million) and total remuneration amounted to €33.4 million (2003: €30.7 million), representing a decrease of 2.9 percent and an increase of 8.8 percent, respectively.

The following compensation was determined for members of the Managing Board for fiscal year 2004:

(Expressed in €)[1]	Cash compensation	Fair value of stock-based compensation	Total
Dr. Heinrich v. Pierer	3,560,053	1,077,993	4,638,046
Dr. Klaus Kleinfeld	2,679,904	641,286	3,321,190
Johannes Feldmayer	2,339,465	719,638	3,059,103
Prof. Dr. Edward G. Krubasik	2,278,056	719,638	2,997,694
Heinz-Joachim Neubürger	2,260,585	719,638	2,980,223
Dr. Jürgen Radomski	2,252,307	719,638	2,971,945
Dr. Uriel J. Sharef	2,264,607	719,638	2,984,245
Prof. Dr. Klaus Wucherer	2,261,306	719,638	2,980,944
Thomas Ganswindt[2]	1,634,261	149,990	1,784,251
Rudi Lamprecht[2]	1,741,472	149,990	1,891,462
Prof. Dr. Erich R. Reinhardt[2]	1,823,818	149,990	1,973,808
Prof. Dr. Claus Weyrich[2]	1,649,402	129,989	1,779,391
Total	**26,745,236**	**6,617,066**	**33,362,302**

[1] The fair values of stock-based compensation shown in this table relate to stock options and stock awards granted in November 2004 for fiscal year 2004. The values do not correspond to the figures presented in the Notes to Consolidated Financial Statements (pages 162 ff. of the Siemens Annual Report 2004) because, in accordance with accounting rules, the amounts disclosed for fiscal year 2004 as a component of Managing Board remuneration represent the values of stock options issued during the fiscal year in November 2003. In addition, part of the expense of stock-based compensation is to be recorded over the service period.

[2] Deputy members of the Managing Board.

The following table describes the details of cash compensation:

(Expressed in €)	Cash compensation				
	Salary	Annual bonus	LT bonus cash portion	Other[1]	Total
Dr. Heinrich v. Pierer	1,215,000	1,581,250	738,078	25,725	3,560,053
Dr. Klaus Kleinfeld	762,627	883,116	510,387	523,774	2,679,904
Johannes Feldmayer	755,040	1,006,200	469,639	108,586	2,339,465
Prof. Dr. Edward G. Krubasik	755,040	1,006,200	469,639	47,177	2,278,056
Heinz-Joachim Neubürger	755,040	1,006,200	469,639	29,706	2,260,585
Dr. Jürgen Radomski	755,040	1,006,200	469,639	21,428	2,252,307
Dr. Uriel J. Sharef	755,040	1,006,200	469,639	33,728	2,264,607
Prof. Dr. Klaus Wucherer	755,040	1,006,200	469,639	30,427	2,261,306
Thomas Ganswindt[2]	500,040	602,617	480,380	51,224	1,634,261
Rudi Lamprecht[2]	550,020	575,240	589,982	26,230	1,741,472
Prof. Dr. Erich R. Reinhardt[2]	500,040	607,153	686,692	29,933	1,823,818
Prof. Dr. Claus Weyrich[2]	450,000	606,250	565,922	27,230	1,649,402
Total	**8,507,967**	**10,892,826**	**6,389,275**	**955,168**	**26,745,236**

[1] Non-cash benefits in the form of company cars, subsidized insurance, accomodation and moving expenses.
[2] Deputy members of the Managing Board.

Both the number and the values of the stock-based compensation component are shown in the following table. The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap the fair value would have been €4.54 per option, which amount was taken as a basis in this table. The stock awards were recorded at the market price of the Siemens share on the date of commitment less the present value of dividends expected during the holding period, because awards are not eligible to receive dividends. The resulting value amounted to €55.63.

The members of the Managing Board received a total of 94,769 stock awards and 296,270 stock options, representing 7.8 percent and 10.1 percent, respectively, of the aggregate stock awards and stock options granted for fiscal year 2004.

Accordingly, stock-based compensation was as follows:

(Expressed in number of units or €)	Stock-based compensation						
	Number of units			Fair value			
	Stock awards from LT bonus[1]	Other stock awards[1]	Stock options[2]	Stock awards from LT bonus[1]	Other stock awards[1]	Stock options[2]	Total
Dr. Heinrich v. Pierer	13,266	3,056	37,445	737,988	170,005	170,000	1,077,993
Dr. Klaus Kleinfeld	6,674	2,427	29,735	371,275	135,014	134,997	641,286
Johannes Feldmayer	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Prof. Dr. Edward G. Krubasik	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Heinz-Joachim Neubürger	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Dr. Jürgen Radomski	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Dr. Uriel J. Sharef	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Prof. Dr. Klaus Wucherer	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Thomas Ganswindt[3]		1,348	16,520		74,989	75,001	149,990
Rudi Lamprecht[3]		1,348	16,520		74,989	75,001	149,990
Prof. Dr. Erich R. Reinhardt[3]		1,348	16,520		74,989	75,001	149,990
Prof. Dr. Claus Weyrich[3]		1,168	14,320		64,976	65,013	129,989
Total	**70,592**	**24,177**	**296,270**	**3,927,031**	**1,344,968**	**1,345,067**	**6,617,066**

(1) After a holding period of four years, the stock awards will be settled on November 12, 2008. Under the stock award agreement, the eligible grantees will receive a corresponding number of Siemens shares without additional payment.
(2) After a holding period of two years, the stock options will be exercisable between November 20, 2006 and November 19, 2009 at a price of €72.54 per share at the terms and conditions specified in the 2001 Siemens Stock Option Plan (for details see the Notes to Consolidated Financial Statements, p. 159 ff. of the Siemens Annual Report 2004).
(3) Deputy members of the Managing Board.

Pension commitments. Pension commitments up to and including fiscal year 2004 were made on a defined benefit basis, corresponding to a percentage of 56% to the fixed compensation component.

With the realignment of the German pension plan of Siemens AG into a new plan (BSAV), whose benefits are based largely on contributions made by the Company, the present system of defined benefits for Managing Board members was replaced with effect from October 1, 2004 by a contribution-based system. Benefits earned until September 30, 2004 are not affected. The amount of the contributions for the BSAV is determined by the Chairman's Committee of the Supervisory Board.

Pension commitments to current members of the Managing Board are covered by Siemens AG. As of September 30, 2004, accruals of €46.3 million have been recorded. Such amounts are included in the amounts disclosed in Note 21 of the Notes to the Consolidated Financial Statements in the Siemens Annual Report 2004.

Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €13.5 million for the year ended September 30, 2004. Members of the Managing Board who were appointed to the Managing Board before October 1, 2002, have the contractually accorded right to receive transitional payments after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonus paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation. If a member of the Managing Board resigns early from office, the member has the right to receive a severance payment which amounts to the target compensation for the remaining contractual term of office.

Pension commitments to former members of the Managing Board and their surviving dependents are also covered by Siemens AG. As of September 30, 2004, accruals of €102.2 million have been recorded. Such amounts are included in the amounts disclosed in Note 21 of the Notes to the Consolidated Financial Statements in the Siemens Annual Report 2004.

Other. No loans from the Company are provided to members of the Managing Board.

2. Supervisory Board remuneration

The remuneration of members of the Supervisory Board was set at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of members of the Supervisory Board is based on the Company's size, the assignments, and the responsibilities of Supervisory Board members, and the Company's overall business position and performance. In addition to a fixed payment, the remuneration includes a dividend-related and a stock-based component. The Chairman, the Deputy Chairmen as well as the Chairman and members of the Audit Committee receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of February 18, 1999. Compensation policies for service as committee chairman were set at the Annual Shareholders' Meeting of January 23, 2003. Details are set out in § 17 of the Articles of Association of Siemens AG.

The compensation of Supervisory Board members for fiscal year 2004 incorporates three components:

- a fixed component,
- a variable component depending on the annual dividend, and
- a long-term component based on the development of the stock market price.

In accordance with these remuneration policies, the fixed compensation of each Supervisory Board member is €6,000, and the dividend-dependent compensation is €3,500 for each €0.05 dividend distributed per share in excess of €0.20. In fiscal year 2004 the dividend rate was €1.25 per share. The Chairman of the Supervisory Board receives twice the standard compensation rate of an ordinary member and each Deputy Chairman receives 1.5 times the standard compensation rate. The Chairman of the Audit Committee receives an additional 100 percent and each remaining member of the Audit Committee an additional 50 percent of the standard compensation rate. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes paid.

In addition, each member of the Supervisory Board receives annually 1,500 stock appreciation rights (SARs) granted and exercisable on the same terms as options issued under the Siemens stock option plan then in effect.

The Managing Board and the Supervisory Board will propose to the Annual Shareholders' Meeting on January 27, 2005 that the remuneration of the Supervisory Board be modified with effect from October 1, 2004. In addition to a fixed remuneration of €50,000, a short- and medium-term compensation component depending on earnings per share is expected to be paid in the future.

(Expressed in €)	Fixed compensation	Variable compensation	Fair value of stock-based compensation[1]	Total
Dr. rer. oec. Karl-Hermann Baumann[2][3]	18,000	220,500	6,810	245,310
Ralf Heckmann[2]	12,000	147,000	6,810	165,810
Dr. oec. Josef Ackermann[2]	12,000	147,000	6,810	165,810
Lothar Adler	6,000	73,500	6,810	86,310
Gerhard Bieletzki	6,000	73,500	6,810	86,310
John David Coombe	6,000	73,500	6,810	86,310
Hildegard Cornudet[4]	3,000	36,750	3,405	43,155
Dr. jur. Gerhard Cromme	6,000	73,500	6,810	86,310
Rolf Dittmar[4]	3,000	36,750	3,405	43,155
Bertin Eichler[5]	4,500	55,125	5,108	64,733
Birgit Grube	6,000	73,500	6,810	86,310
Heinz Hawreliuk[2]	9,000	110,250	6,810	126,060
Berthold Huber[5]	1,500	18,375	1,703	21,578
Prof. Dr. rer. nat. Walter Kröll	6,000	73,500	6,810	86,310
Wolfgang Müller	6,000	73,500	6,810	86,310
Georg Nassauer	6,000	73,500	6,810	86,310
Dr. jur. Albrecht Schmidt	6,000	73,500	6,810	86,310
Dr. jur. Henning Schulte-Noelle[2]	9,000	110,250	6,810	126,060
Peter von Siemens	6,000	73,500	6,810	86,310
Jerry I. Speyer	6,000	73,500	6,810	86,310
Lord Iain Vallance of Tummel	6,000	73,500	6,810	86,310
Klaus Wigand	6,000	73,500	6,810	86,310
Total	**150,000**	**1,837,500**	**136,201**	**2,123,701**

[1] On the grant date, the stock appreciation rights had a fair value of €4.54 each, as calculated using the Black-Scholes option pricing model.
[2] Dr. Baumann as Chairman of the Supervisory Board and the Audit Committee, Mr. Ralf Heckmann and Dr. Josef Ackermann as Deputy Chairmen of the Supervisory Board and members of the Audit Committee, and Mr. Hawreliuk and Dr. Schulte-Noelle as members of the Audit Committee received a higher standard compensation.
[3] The Chairman of the Supervisory Board is provided an office with secretarial services and a company car.
[4] Ms. Hildegard Cornudet, formerly a substitute member of the Supervisory Board of Siemens AG, became a member of the Supervisory Board as a successor for Mr. Rolf Dittmar with effect from April 1, 2004.
[5] Mr. Berthold Huber's appointment to the Supervisory Board of Siemens AG as a successor for Mr. Bertin Eichler was approved by the registry court with effect from July 1, 2004.

An existing agreement with Mr. Peter von Siemens was renewed after the Annual Shareholders' Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder's family, is entitled to reimbursement of expenses and the provision of a company car and secretarial services for representing the Company at official events in Germany and abroad and in various associations.

No loans from the Company are provided to members of the Supervisory Board.

3. Stock ownership by members of the Managing and Supervisory Boards

As of October 15, 2004, members of the Managing Board during the fiscal year held 1,000,014 Siemens shares and stock options on Siemens shares, representing 0.112 percent of the capital stock of Siemens AG. On October 15, 2004, members of the Supervisory Board held 18,824 Siemens shares and stock options on Siemens shares, representing 0.002 percent of the capital stock of Siemens AG. These figures do not include 16,364,977 shares, or 1.8 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltungs GmbH (vSV) – a German limited liability entity that functions much like a trust – and 38,685,250 shares, or some 4.3 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder's family.

Pursuant to § 15a of the German Securities Trading Act (WpHG) (in effect during the reporting period), members of the Managing and Supervisory Boards were required to disclose significant purchases or sales of shares of Siemens AG. In fiscal 2004, no such transactions were reported.

4. Other

The members of the governing bodies of Siemens AG and all board members of its domestic and foreign subsidiaries are indemnified by Siemens AG or its subsidiaries against third-party liability claims to the extent permissible by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated to employment functions. There is no deductible in terms of Section 3.8, paragraph 2, of the German Corporate Governance Code. It is not considered appropriate in the case of a group insurance policy to differentiate between members of the Supervisory and Managing Boards of Siemens AG and high-level personnel of its subsidiaries. Furthermore, such a deductible is not common practice outside Germany.

Business areas

Siemens' operations are divided into six business areas:

- Information and Communications
- Automation and Control
- Power
- Transportation
- Medical
- Lighting

Other Siemens businesses:

- Financing and Real Estate
- Affiliates

Our Financing and Real Estate activities are handled by Siemens Financial Services and Siemens Real Estate.

Major affiliates include BSH Bosch und Siemens Hausgeräte GmbH and Fujitsu Siemens Computers (Holding) BV.

Information and Communications

Communications (Com)

Com offers a comprehensive portfolio of innovative voice and data communication solutions. The Group's offerings span everything from end-user devices to complex network infrastructure solutions and services targeting enterprise customers and mobile and wireline network operators.

Portfolio

- Comprehensive portfolio of multi-functional end-user equipment for voice, data, and convergent networks – from mobile phones to set-top boxes
- Wireless modules for machine-to-machine communication and remote control applications
- End-to-end communication solutions for mobile and wireline networks – from broadband access to switching systems and optical backbones
- Cross-network applications
- IP-based real-time communication and security solutions for enterprise networks
- Network management solutions for mobile, wireline and enterprise networks
- Comprehensive outsourcing and service offerings for enterprise customers, network operators and service providers

www.siemens.com/communications

Siemens Business Services (SBS)

SBS offers enterprise and public-sector customers a rich portfolio of multi-vendor IT solutions and services.

Portfolio

- Strategic IT consulting
- Optimization of business processes
- Planning and rollout of innovative business solutions
- Integration of new IT capabilities into existing system environments
- Infrastructure services, including maintenance, user support, hotlines and innovative servicing models
- Operational services and application management
- IT management and outsourcing services
- Business process outsourcing, financial services and human resources

www.siemens.com/sbs

Automation and Control

Automation and Drives (A&D)

A&D provides a full range of standard products for the manufacturing and processing industries, electrical installation technology, and system- and industry-specific solutions.

www.siemens.com/ad

Portfolio

- Automation systems
- Drives technology
- Motion control systems
- Electrical installation technology
- Low-voltage controls and distribution
- Process automation
- Process analysis
- Sensor systems
- Measuring and test systems
- Industrial communication / networks
- Safety engineering
- Industrial IT

Industrial Solutions and Services (I&S)

I&S is a systems and solutions integrator for industrial plants and infrastructure projects, combining Siemens' expertise in drives, automation, IT and services to provide comprehensive solutions. As a global service provider for Siemens' major project business, I&S also supplies lifecycle solutions to optimize manufacturing and business processes throughout the entire life span of a production facility.

www.industry.siemens.com

Portfolio

- Potable and waste water
- Iron and steel
- Infrastructure solutions for road traffic
- Shipbuilding
- Oil and gas
- Pulp and paper
- Opencast mining
- MES solutions
- Engineering, commissioning, maintenance and modernization of industrial plants and infrastructure systems

Logistics and Assembly Systems (L&A)

L&A plans, builds, operates and services customer-specific manufacturing and logistics systems and installations.

Portfolio

www.logistics-assembly.siemens.com

- Production automation for the electrical industry, SMT pick-and-place systems
- Plants and systems for postal services automation
- Airport logistics
- Shipping and storage logistics
- In-house transportation systems

Siemens Building Technologies (SBT)

SBT's scalable offerings include systems, services and integrated solutions for building safety, security, fire protection and comfort control.

Portfolio

www.sbt.siemens.com

- Systems and products for controlling heating, ventilation and air-conditioning systems
- Services for boosting energy efficiency
- Performance contracting
- Fire protection and gas alarm systems and products
- Electronic security solutions and products for identification and access control, video surveillance and intrusion protection

Power

Power Generation (PG)

Besides planning, developing and building complete power plants, PG manufactures power and heat generation components and systems, as well as drives and compressors for industrial applications. The Group also offers a comprehensive range of services in these areas.

www.pg.siemens.com

Portfolio

- Power plants, combined-cycle systems, gas turbines, steam turbines, generators
- Industrial power plants and combined heat and power plants
- Drive units and compressors
- Instrumentation and control systems and IT solutions
- Services
- Fuel cells
- Biomass power plants

Power Transmission and Distribution (PTD)

As a product supplier, systems integrator, and provider of end-to-end solutions and services, PTD enables power utilities and industry customers to transport electricity reliably and economically from the power plant to the consumer.

www.siemens.com/ptd

Portfolio

- Turnkey solutions for electric power transmission and distribution
- High-voltage and medium-voltage switchgear and components
- Power transformers and distribution transformers
- High-voltage direct-current transmission technology
- Protection and substation control systems
- Network control systems and IT solutions for the power industry
- Power services

Transportation

Transportation Systems (TS)

TS is a systems integrator and turnkey supplier with an extensive offering of vehicles, signaling and control systems, automation systems, rail electrification systems and telecommunication systems for the rail transport sector.

Portfolio

- Operations control systems
- Rail electrification
- Turnkey rail systems
- Vehicles for mass-transit, regional and mainline systems
- Services

www.siemens.com/transportation

Siemens VDO Automotive (SV)

As a development partner and supplier to the automotive industry, SV manufactures powertrain, information, navigation, chassis and body products and systems that enhance automobiles' efficiency, safety, comfort and environmental performance.

Portfolio

- Engine and drive management systems
- Induction, fuel and emission components
- Infotainment systems
- Driver information systems
- Car body electronic systems
- Safety and chassis electronics

www.siemensvdo.com

Medical

Medical Solutions (Med)

Med develops innovative technologies for diagnostics and therapy, and offers solutions and services designed to optimize workflows across the entire healthcare enterprise.

www.siemens.com/medical

Portfolio

- Roentgen and imaging systems
- Angiography systems
- Computed tomography
- Magnetic resonance imaging
- Nuclear medicine systems
- Ultrasound systems
- Electromedical systems
- Radiation therapy systems
- Molecular imaging
- IT solutions
- Software
- Audiological systems
- Vacuum technology
- Components
- Urology solutions
- Mammography systems

Lighting

Osram

Siemens' subsidiary Osram specializes in lighting sources, associated electronic control gear and light management systems.

Portfolio

www.osram.com

- Lamps
- Halogen lamps
- Fluorescent lamps
- Compact fluorescent lamps
- Halogen vapor lamps
- Sodium lamps
- Vehicle lamps
- Lamps for displays, entertainment and cinema
- Lamps for the semiconductor industry and health care
- Electronic control gear
- LEDs, OLEDs, infrared components, high-performance laser diodes
- Light management systems

Financing and Real Estate

Siemens Financial Services (SFS)

SFS conducts Siemens' worldwide financial business and offers industrial and services companies and public-sector clients an extensive spectrum of financing solutions.

www.siemens.com/sfs

Portfolio

- Mid-market finance
- Credit portfolio management
- Project and export finance
- Equity
- Investment management
- Treasury and financing services
- Insurance solutions
- Investment management

Siemens Real Estate (SRE)

SRE is Siemens' real estate arm. The Group's service offering includes real estate portfolio management, consulting, development and commercialization.

www.siemens.com/realestate

Portfolio

- Real estate rental and leasing
- Account and building management
- Regional location and property planning
- Real estate and location valuations
- Workstation concepts
- Service management
- Portfolio management and analysis
- Land and property development
- Architecture and project management
- Commercialization

Affiliates

BSH Bosch und Siemens Hausgeräte GmbH

BSH's product range includes both large and small household appliances as well as network-enabled products for the homes of tomorrow.

www.bsh-group.com

Portfolio

- Dishwashers
- Stoves and ovens
- Microwaves
- Ceramic glass stove-tops and hobs
- Ventilation hoods
- Refrigerators and freezers
- Washing machines and dryers
- Air conditioners
- Floorcare appliances
- Small appliances
- Network-enabled appliances

Fujitsu Siemens Computers (Holding) BV

Fujitsu and Siemens' joint venture offers large corporations, small and medium-sized companies and private users an exceptionally broad portfolio of information technology and enterprise IT infrastructure solutions.

www.fujitsu-siemens.com

Portfolio

- IT infrastructure solutions and services
- Server platforms (Intel-, Unix- and Linux-based servers, mainframes)
- Company-wide storage solutions
- Professional PCs and workstations
- Mobility devices and solutions (handhelds, notebooks, pen tablets)
- PCs for private users

Siemens in fiscal 2004

(ended September 30, 2004)

- **Siemens reported net income of €3.405 billion, up 39% from €2.445 billion a year earlier, resulting in basic earnings per share of €3.82.**
- **Net income was up 23% to €3.002 billion on a comparable basis, excluding a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon Technologies AG, partially offset by a goodwill impairment of €433 million related to Logistics and Assembly Systems (L&A).**
- **Group profit from Operations was €4.998 billion, up 16% from €4.295 billion in fiscal 2003.**
- **Orders rose 8% to €80.830 billion and sales increased 1% to €75.167 billion year-over-year. On a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 9% and sales increased 3%.**
- **Net cash from operating and investing activities was €3.262 billion, up from €1.773 billion a year earlier.**
- **Siemens management proposes a dividend of €1.25 per share, up from €1.10 a year earlier.**

"Fiscal 2004 was a very successful year for Siemens," said CEO Heinrich v. Pierer upon releasing preliminary full-year results for fiscal 2004. "Most of our Groups delivered impressive results, including strong volume growth and double-digit earnings growth, thanks to successful implementation of our 'Go for profit and growth' initiative.

"We are continuing this initiative in fiscal 2005. We are also pursuing further operational improvements at our Groups, given that factors such as a weakening U.S. dollar and rising commodity prices may make the macroeconomic environment more challenging," Pierer continued. "In addition we will deal with the particular issues at Transportation Systems (TS), Siemens Business Services (SBS) and Communications (Com)."

For the fiscal year ended September 30, 2004, Siemens reported net income of €3.405 billion, up 39% compared to fiscal 2003. Basic and diluted earnings per share rose to €3.82 and €3.66, respectively, compared to €2.75 per share a year earlier. Net income was €3.002 billion on a comparable basis, excluding the Infineon and goodwill effects mentioned above. Group profit from Operations rose 16%, to just under €5 billion, as 10 of the 13 Groups in Operations increased their profits compared to fiscal 2003. Automation and Drives (A&D), Medical Solutions (Med) and Power Generation (PG) contributed the lion's share of Group profit from Operations, followed by Siemens VDO Automotive (SV) and Osram. Despite difficult markets, Information and Communication Networks (ICN), Logistics and Assembly Systems (L&A), Information and Communication Mobile (ICM) and Industrial Solutions and Services (I&S) all made significant improvements in Group profit. At TS, management took decisive steps to address challenges in the Group's rolling stock business.

Siemens achieved its goal of restoring top-line growth in fiscal 2004, posting sales of €75.167 billion compared to €74.233 billion a year earlier. Sales were up 3% year-over-year on a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions. Orders rose to €80.830 billion from €75.056 billion in the prior fiscal year, a 9% increase on a comparable basis. A majority of the Groups in Operations reported increases in both sales and orders for the year, despite declining business volume in Germany, particularly in the fourth quarter.

Net cash from operating and investing activities was €3.262 billion in fiscal 2004, compared to €1.773 billion a year earlier. The difference is due primarily to net proceeds of €1.794 billion from the sale of Infineon shares in fiscal 2004. Within Operations, operating activities generated €4.008 billion in cash while investing activities included €822 million used to acquire USFilter, a water systems and services business in the U.S. For comparison, operating activities provided €4.123 billion in fiscal 2003, and investing activities included €929 million used for PG's industrial turbine business. Siemens also made similar supplemental cash contributions to its pension plans in both years, totaling €1.255 billion in fiscal 2004 and €1.192 billion a year earlier.

Operations in fiscal 2004

Information and Communications

Information and Communication Networks (ICN)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Compa-rable*
Group profit	222	(366)		
Group profit margin	3.2%	(5.1)%		
Sales	6,994	7,122	(2)%	0%
New orders	7,011	7,070	(1)%	1%

* Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

ICN posted profits in all four quarters and delivered Group profit of €222 million for the full fiscal year. The loss of €366 million a year earlier included significant charges for severance, as well as write-downs of venture capital and other investments. ICN's Carrier Networks and Services businesses accounted for much of the profit improvement year-over-year. While sales remained virtually unchanged year-over-year, at €3.426 billion, carrier activities delivered €98 million in earnings compared to a loss of €439 million a year earlier. The Enterprise Networks division earned €208 million on sales of €3.578 billion, close to prior-year levels. For ICN overall, sales of just under €7.0 billion for the fiscal year were level with the prior year on a comparable basis. Orders also remained stable year-over-year.

Effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications (Com) Group. Com is organized into three businesses around the telecommunications industry with eight divisions. The devices business consists of *Mobile Devices, Customer Premises Equipment Devices* and *Wireless Modules*; the enterprise networks business consists of the two divisions Enterprise *Systems* and *Enterprise Services*; and the carrier networks business consists of the *Mobile Networks, Fixed Networks* and *Carrier Services* divisions.

Information and Communication Mobile (ICM)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Compa-rable*
Group profit	347	180	93%	
Group profit margin	3.1%	1.8%		
Sales	11,042	9,964	11%	13%
New orders	11,459	9,960	15%	17%

* Excluding currency translation effects.

In fiscal 2004, ICM substantially increased its Group profit compared to fiscal 2003 and also achieved double-digit growth in sales and orders. The improvement was due primarily to the Mobile Networks division, which delivered €396 million in earnings on sales of €4.979 billion. Both figures were up strongly from the prior year, when the division earned €116 million on €4.311 billion in sales. The Cordless Products division also contributed increases in both earnings and sales year-over-year. ICM's Mobile Phones division sold 51.1 million handsets during the year, well above the 39.1 million handsets sold a year earlier. Competitive pressures reduced average selling price per unit, however, and quality issues delayed both the rollout and full profitability of the division's new 65 series of mobile handsets. As a result, Mobile Phones posted a loss of €152 million on sales of €4.979 billion compared to earnings of €27 million on sales of €4.474 billion in the prior year.

As mentioned above, effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications (Com) Group.

Siemens Business Services (SBS)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Compa-rable*
Group profit	40	13	208%	
Group profit margin	0.8%	0.2%		
Sales	4,716	5,205	(9)%	(9)%
New orders	6,293	5,226	20%	8%

* Excluding portfolio effects of 12% on orders.

SBS posted Group profit of €40 million compared to €13 million a year earlier. The current year includes a €93 million gain from the sale of 74.9% of SBS' Kordoba unit to its strategic partner Fidelity Information Services (FIS), largely offset by charges for severance. The prior year included significant charges for risks associated with a long-term business process outsourcing contract. Declining demand for IT solutions, particularly in Germany, resulted in sales of €4.716 billion compared to €5.205 billion a year earlier. SBS won two major outsourcing contracts in England, which pushed orders up 20% year-over-year, to €6.293 billion.

Automation and Control

Automation and Drives (A&D)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	1,077	806	34%	
Group profit margin	12.2%	9.6%		
Sales	8,829	8,375	5%	7%
New orders	8,980	8,476	6%	8%

* Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

A&D exemplified the success of Siemens' profit and growth initiative in fiscal 2004, driving Group profit up to €1.077 billion for the year on solid gains in sales and orders. A&D further improved its earnings margin, as a result of increased productivity and higher capacity utilization. Stronger demand in international markets, including 25% growth with external customers in Asia-Pacific, increased sales to €8.829 billion for the year. Orders rose 6% year-over-year, to €8.980 billion.

Industrial Solutions and Services (I&S)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	95	(41)		
Group profit margin	2.2%	(1.0)%		
Sales	4,290	4,012	7%	7%
New orders	4,356	3,955	10%	9%

* Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 3% and 4% on sales and orders, respectively.

I&S contributed €95 million in Group profit for the year, on broad-based earnings improvement. Group profit also benefited from positive effects related to capacity reduction programs. In contrast, severance charges contributed to a loss a year earlier. Sales at I&S were up 7% year-over-year, to €4.290 billion, and orders rose 10%, to €4.356 billion, benefiting from the USFilter acquisition between the periods under review.

Logistics and Assembly Systems (L&A)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	2	(218)		
Group profit margin	0.1%	(8.4)%		
Sales	2,338	2,600	(10)%	(5)%
New orders	2,687	2,599	3%	9%

* Excluding currency translation effects.

L&A finished in the black following a loss in fiscal 2003. Fiscal 2004 included charges related to excess capacity and cost overruns, while the prior year included substantial loss provisions related to two large contracts. The Electronics Assembly division was the Group's leading earnings contributor, and also increased its sales, orders, and earnings margin year-over-year. Completion of major projects led to lower sales, at €2.338 billion. Orders of €2.687 billion were up 3% year-over-year. Following an extensive internal review of the outlook for the L&A airport logistics activities and distribution and industry logistics activities, during the second quarter, management concluded that goodwill related to L&A was impaired. Because the businesses were acquired at the corporate level as part of the Siemens' Atecs transaction, the resulting goodwill impairment was taken centrally.

Siemens Building Technologies (SBT)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	108	101	7%	
Group profit margin	2.5%	2.0%		
Sales	4,247	4,990	(15)%	(4)%
New orders	4,358	4,775	(9)%	2%

* Excluding currency translation effects of (4)%, and portfolio effects of (7)% on sales and orders.

SBT increased Group profit to €108 million despite lower sales following the divestment of its facility management business early in the year. Group profit of €101 million a year earlier included substantial severance charges. On a comparable basis, SBT's sales of €4.247 billion for fiscal 2004 were 4% below the prior-year level and orders of €4.358 billion were up 2% year-over-year.

Power

Power Generation (PG)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	961	1,171	(18)%	
Group profit margin	12.8%	16.8%		
Sales	7,527	6,967	8%	0%
New orders	9,243	7,302	27%	14%

* Excluding currency translation effects of (4)% on sales and orders, and portfolio effects of 12% and 17% on sales and orders, respectively.

PG contributed €961 million in Group profit for the year. Fiscal 2004 included gains related to the cancellation of orders of €47 million compared to the prior year, which benefited from gains of €359 million, partly offset by €92 million in allowances on inventories associated with the cancellations. Excluding the net effect of cancellations, Group profit was stable year-over-year. Sales at PG rose 8% year-over-year, to €7.527 billion. Orders climbed 27%, to €9.243 billion, driven in part by full-year inclusion of the industrial turbine businesses PG acquired in the second half of fiscal 2003. Order growth was regionally widespread, as PG won new business in Africa, Asia, Europe, the Near East, and Latin America. PG's service business also continued to grow year-over-year.

Power Transmission and Distribution (PTD)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Compa-rable*
Group profit	238	207	15%	
Group profit margin	6.6%	6.1%		
Sales	3,611	3,399	6%	9%
New orders	3,863	3,586	8%	11%

* Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of 1% and 2% on sales and orders, respectively.

PTD increased Group profit to €238 million for the year on broad-based earnings growth within the Group. PTD also achieved solid sales growth, particularly in Europe and Asia-Pacific. Overall, sales rose 6% year-over-year, to €3.611 billion, and orders were up 8%, at €3.863 billion, particularly as a result of the volume growth in the fourth quarter, which included PTD's acquisition of Trench Electric Holding and new orders in Africa and the Middle East.

Transportation

Transportation Systems (TS)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Compa-rable*
Group profit	(434)	284		
Group profit margin	(10.1)%	6.0%		
Sales	4,310	4,697	(8)%	(7)%
New orders	4,321	4,674	(8)%	(7)%

* Excluding currency translation effects.

In fiscal 2004, TS responded decisively to the technical problems and associated issues that affected its rolling stock business, particularly the innovative low-floor light rail vehicle with a modular platform concept, marketed under the name Combino. The Group identified technical solutions during the year and is beginning to implement them. These actions and associated charges, accompanied by a corresponding slow-down in rolling stock sales, led to a loss of €434 million. In addition to these factors, TS also faced generally slower demand for rail transportation systems, particularly in Germany. As a result, sales and orders at TS were €4.310 billion and €4.321 billion, respectively, 8% below fiscal 2003 levels.

Siemens VDO Automotive (SV)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Compa-rable*
Group profit	562	418	34%	
Group profit margin	6.2%	5.0%		
Sales	9,001	8,375	7%	9%
New orders	9,029	8,375	8%	10%

* Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

Group profit of €562 million at SV enabled the Group to break even relative to its full-year cost of capital for the first time. Earnings improved at all divisions within SV, with the fastest growth coming at the Interior & Infotainment division. Revenue growth was also broad-based, as sales rose 7% compared to the prior year, to €9.001 billion. Orders rose 8%, to €9.029 billion. The development also includes SV's acquisition of a United States automotive electronics business from DaimlerChrysler during the second quarter of fiscal 2004.

Medical

Medical Solutions (Med)

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	1,046	1,118	(6)%	
Group profit margin	14.8%	15.1%		
Sales	7,072	7,422	(5)%	6%
New orders	8,123	7,835	4%	15%

* Excluding currency translation effects of (6)% and (7)% on sales and orders, respectively, and portfolio effects of (5)% and (4)% on sales and orders, respectively.

Med again delivered more than €1 billion in full-year Group profit. Fiscal 2004 included €118 million in gains from portfolio transactions, primarily the sale of Med's Life Support Systems (LSS) business. For comparison, fiscal 2003 included a €63 million gain related to the contribution of a portion of Med's electromedical systems business to a joint venture with Drägerwerk AG. While these transactions reduced Med's revenue base compared to the prior year, sales of €7.072 billion were up 6% year-over-year, excluding currency translation and portfolio effects. Orders climbed to €8.123 billion, up 15% on a comparable basis.

Lighting

Osram

	Year ended September 30,			
			% Change	
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	445	410	9%	
Group profit margin	10.5%	9.8%		
Sales	4,240	4,172	2%	8%
New orders	4,240	4,172	2%	8%

* Excluding currency translation effects.

Osram increased its Group profit 9% for the year, to €445 million, leveraging higher manufacturing productivity to achieve a double-digit earnings margin for the year. Sales increased to €4.240 billion, up 8% year-over-year on a comparable basis. Higher revenue year-over-year was highlighted by particularly strong growth in Asia-Pacific and Latin America.

Other Operations

Other Operations consist of centrally held equity investments and other operating businesses not related to a Group, such as Siemens' joint ventures for household appliances (BSH Bosch und Siemens Hausgeräte GmbH) and computers (Fujitsu Siemens Computers). Equity earnings from these joint ventures again were the primary contributor to earnings from Other Operations, which totaled €289 million in fiscal 2004 compared to €212 million in fiscal 2003.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations were a negative €1.207 billion in fiscal 2004 compared to a negative €1.576 billion in the same period a year earlier. Corporate items totaled a negative €450 million for the year compared to a negative €747 million in fiscal 2003. Corporate items in fiscal 2004 included the pre-tax gain of €590 million from the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to L&A. This impairment is taken centrally because the relevant businesses were acquired at the corporate level as part of Siemens' Atecs Mannesmann transaction. Corporate items a year earlier benefited from the positive resolution of an arbitration proceeding. Siemens' equity share of Infineon's net result was a positive €14 million, compared to a negative €170 million in fiscal 2003. In the second quarter of fiscal 2004, Siemens relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, we ceased accounting for our investment in Infineon under the equity method and began accounting for it as a marketable security. Centrally carried pension expense was €730 million in fiscal 2004, compared to €828 million a year earlier. Domestic pension service costs were carried centrally in fiscal 2003 but are allocated to the Groups beginning in fiscal 2004. The effect of this change was partly offset by higher amortization of unrealized pension plan losses in fiscal 2004.

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended September 30,		
(€ in millions)	2004	2003	% Change Actual
Income before income taxes	250	269	(7)%
Total assets	9,055	8,445	7%

Income before income taxes at SFS in fiscal 2004 was €250 million compared to €269 million a year earlier. The difference is due in part to higher write-downs of receivables in the Equipment & Sales Financing (ESF) division compared to the prior year. Income at SFS for the year also reflects an expansion of the ESF division in Europe and North America, resulting in a corresponding increase in total assets compared to fiscal 2003.

Siemens Real Estate (SRE)

	Year ended September 30,		
(€ in millions)	2004	2003	% Change Actual
Income before income taxes	108	206	(48)%
Sales	1,584	1,592	(1)%

Income before income taxes at SRE in fiscal 2004 was €108 million compared to €206 million a year earlier. While sales were level with the prior year, weakness in the market for commercial real estate reduced returns. Market conditions also led the Group to terminate a major development project in Frankfurt during fiscal 2004, and the associated charges contributed to the decline in income for the year.

Eliminations, reclassifications and Corporate Treasury
Income before taxes from Eliminations, reclassifications and Corporate Treasury of €224 million for fiscal year 2004 included higher interest income. In comparison, the prior year amount of €266 million included higher positive effects from hedging activities not qualifying for hedge accounting, as well as a €35 million gain related to the buyback of a note exchangeable into Infineon shares.

Income statement highlights for Siemens worldwide in fiscal 2004
Siemens reported net income for fiscal 2004 of €3.405 billion, up 39% from €2.445 billion a year earlier. Net income benefited from a pre-tax gain of €590 million and €246 million in positive tax effects related to the sale of Infineon shares, partially offset by a €433 million goodwill impairment related to L&A. Excluding these effects, net income was €3.002 billion, up 23% year-over-year.

For Siemens worldwide, gross profit margin increased to 28.8% from 28.1%, as most of the Groups in Operations improved their gross profit year-over-year. ICM, A&D, and PG were the leaders in this regard, while gross profit was lower at TS and Med. Research and development expenses were stable at 6.7% of sales. Marketing, selling and general administrative expenses improved to 18.0% of sales, compared to 18.2% in the prior year, as sustained efforts at cost control coincided with rising revenues.

Other operating income (expense), net, was a negative €156 million, as gains from divestments, particularly Med's sale of LSS, were offset by the goodwill impairment related to L&A. For comparison, other operating income (expense), net, in fiscal 2003 was a positive €642 million, including significant net gains from project cancellations at PG and Med's gain from the contribution of assets to a joint venture. Income (loss) from investments in other companies, net, was a positive €1.031 billion, up from €142 million in fiscal 2003. The change is due primarily to Infineon, including the gain on share sales in the current year and the equity share of Infineon's net loss in the prior year.

Sales and order trends for fiscal 2004
Sales for Siemens worldwide in fiscal 2004 were €75.167 billion, up from €74.233 billion a year earlier. Orders for Siemens worldwide increased 8% to €80.830 billion compared to €75.056 billion in the prior year. Both sales and orders increased primarily on the strength of international business. In Germany, sales of €17.073 billion were level with the prior year and orders of €16.001 billion came in 5% lower. International sales increased 2% year-over-year, to €58.094 billion, and international orders climbed 11%, to €64.829 billion.

Within international results, sales in the Asia-Pacific region increased 7% year-over-year, to €9.349 billion, and orders rose 10%, to €10.028 billion. Within Asia-Pacific, sales in China were up 1% at €2.873 billion and orders rose 12% year-over-year, to €3.134 billion. Sales in the U.S. were €13.621 billion, 11% lower compared to the same period a year earlier. U.S. orders of €14.043 billion, were 4% lower year-over-year. Excluding currency translation effects, sales were level and orders increased 8% in the U.S.

Liquidity for fiscal 2004
In Operations, net cash from operating and investing activities was €2.485 billion, benefiting from €1.794 billion in proceeds from the sale of Infineon shares. Cash used for acquisitions in fiscal 2004 was €1.472 billion, including €822 million for USFilter. Net cash from operating and investing activities in Operations in fiscal 2003, €468 million, included higher outflows for investing activities, including €929 million for PG's industrial turbine business. Both periods included supplemental cash contributions to Siemens pension plans, totaling €1.255 billion in fiscal 2004 and €1.192 billion in fiscal 2003.

The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, provided net cash from operating and investing activities of €777 million in fiscal 2004. These components provided net cash of €1.305 billion in the prior year. Fiscal 2004 included renewed asset growth in the financing business. Positive net effects from Corporate Treasury activities, primarily related to the hedging of intra-company financings, were substantially higher in the prior year. In aggregate, net cash provided by operating and investing activities for Siemens worldwide was €3.262 billion in the current year compared to €1.773 billion in fiscal 2003.

Funding status of pension plans
The funding status of Siemens' principal pension plans on September 30, 2004 improved significantly compared to the end of the prior fiscal year, with an underfunding of approximately €3.1 billion compared to an underfunding of approximately €5.0 billion at September 30, 2003. The improvement in funding status is mainly due to supplemental contributions in the first quarter. The return on plan assets during the last twelve months amounted to €1.128 billion, close to the expected annualized return of 6.7%.

Economic Value Added

Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

Subsequent events

The following events took place or will take place after the close of the fiscal year:

- Effective October 1, 2004, ICN and ICM were combined to form a new Group called Communications (Com).
- After the close of the fiscal year, Siemens made a supplemental cash contribution to its pension plans of €1.5 billion.
- Siemens AG Österreich has signed on November 7, 2004 an agreement to acquire Victory Industriebeteiligung AG Austria (Victory), which directly and indirectly holds an equity share of approximately 16% in VA Technologie AG (VA Tech). As a result of the Victory acquisition, Siemens has informed the Boards of VA Tech, the Boards of Österreichische Industrie Holding AG (ÖIAG) and the Austrian Government that it is prepared to participate in VA Tech's capital increase. In addition, Siemens has informed the Austrian takeover panel about its plans to shortly submit a voluntary takeover bid for all of VA Tech outstanding shares. Siemens will offer €55 per share to VA Tech shareholders.

This short report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens' filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC's website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The financial information presented on the following pages is extracted from our audited consolidated financial statements included in the Siemens Annual Report for the year ended September 30, 2004. KPMG Deutsche Treuhand-Gesellschaft has audited our annual consolidated financial statements as and for the year ended September 30, 2004 and 2003 and issued an unqualified opinion including a reference to Siemens' adoption of Statements of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations effective October 1, 2002. Siemens' 2004 Annual Report and Form 20-F including these consolidated financial statements with the related auditors' report are available on our website at www.siemens.com.

Siemens is registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin-Charlottenburg, Germany, under the entry number 12300 and in Munich, Germany, under the entry number 6684. Our annual Consolidated Financial Statements and Management's Discussion and Analysis according to section 292a of the German Commercial Code (Handelsgesetzbuch) will be filed with these Commercial Registers and published in the Federal Gazette (Bundesanzeiger).

Consolidated Statements of Income

For the fiscal years ended September 30, 2004 and 2003 (in millions of €, per share amounts in €)

	Siemens worldwide	
	2004	2003
Net sales	75,167	74,233
Cost of sales	(53,522)	(53,350)
Gross profit on sales	21,645	20,883
Research and development expenses	(5,063)	(5,067)
Marketing, selling and general administrative expenses	(13,567)	(13,534)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €– and €3, respectively)	(156)	642
Income from investments in other companies, net	1,031	142
Income (expense) from financial assets and marketable securities, net	70	61
Interest income of Operations, net	18	31
Other interest income (expense), net	254	214
Income before income taxes	4,232	3,372
Income taxes[1]	(661)	(867)
Minority interest	(166)	(96)
Income before cumulative effect of change in accounting principle	3,405	2,409
Cumulative effect of change in accounting principle, net of income taxes	–	36
Net income	3,405	2,445
Basic earnings per share		
Income before cumulative effect of change in accounting principle	3.82	2.71
Cumulative effect of change in accounting principle, net of income taxes	–	0.04
Net income	3.82	2.75
Diluted earnings per share		
Income before cumulative effect of change in accounting principle	3.66	2.71
Cumulative effect of change in accounting principle, net of income taxes	–	0.04
Net income	3.66	2.75

[1] The income taxes of **Eliminations, reclassifications and Corporate Treasury, Operations,** and **Financing and Real Estate** are based on the consolidated effective corporate tax rate applied to income before income taxes.

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2004	2003	2004	2003	2004	2003
(1,539)	(1,623)	74,573	73,744	2,133	2,112
1,539	1,625	(53,320)	(53,298)	(1,741)	(1,677)
–	2	21,253	20,446	392	435
–	–	(5,063)	(5,067)	–	–
(1)	–	(13,284)	(13,243)	(282)	(291)
(76)	(77)	(176)	555	96	164
–	–	972	66	59	76
24	135	71	(69)	(25)	(5)
–	–	18	31	–	–
277	206	(141)	(88)	118	96
224	266	3,650	2,631	358	475
(35)	(68)	(570)	(677)	(56)	(122)
–	–	(166)	(96)	–	–
189	198	2,914	1,858	302	353
–	–	–	39	–	(3)
189	198	2,914	1,897	302	350

Consolidated Balance Sheets

As of September 30, 2004 and 2003 (in millions of €)

	Siemens worldwide	
	9/30/04	9/30/03
Assets		
Current assets		
Cash and cash equivalents	12,190	12,149
Marketable securities	1,386	650
Accounts receivable, net	15,470	14,511
Intracompany receivables	–	–
Inventories, net	11,358	10,366
Deferred income taxes	1,144	1,063
Other current assets	4,398	4,750
Total current assets	45,946	43,489
Long-term investments	4,122	5,992
Goodwill	6,476	6,501
Other intangible assets, net	2,514	2,358
Property, plant and equipment, net	10,683	10,756
Deferred income taxes	4,811	4,359
Other assets	4,966	4,150
Other intracompany receivables	–	–
Total assets	79,518	77,605
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt and current maturities of long-term debt	1,434	1,745
Accounts payable	9,326	8,404
Intracompany liabilities	–	–
Accrued liabilities	9,240	8,884
Deferred income taxes	1,522	870
Other current liabilities	11,850	12,125
Total current liabilities	33,372	32,028
Long-term debt	9,785	11,433
Pension plans and similar commitments	4,392	5,843
Deferred income taxes	569	534
Other accruals and provisions	4,016	3,418
Other intracompany liabilities	–	–
	52,134	53,256
Minority interests	529	634
Shareholders' equity		
Common stock, no par value Authorized: 1,113,285,711 and 1,129,742,969 shares, respectively Issued: 891,075,711 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,121	5,073
Retained earnings	25,447	23,020
Accumulated other comprehensive income (loss)	(6,386)	(7,051)
Treasury stock, at cost 250 and 1,184 shares, respectively	–	–
Total shareholders' equity	26,855	23,715
Total liabilities and shareholders' equity	79,518	77,605

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
9/30/04	9/30/03	9/30/04	9/30/03	9/30/04	9/30/03
11,251	11,345	908	725	31	79
8	101	1,361	529	17	20
(8)	(9)	11,275	10,894	4,203	3,626
(12,257)	(10,777)	12,251	10,742	6	35
(2)	(4)	11,295	10,284	65	86
61	77	1,018	909	65	77
710	736	2,793	3,143	895	871
(237)	1,469	40,901	37,226	5,282	4,794
–	19	3,790	5,636	332	337
–	–	6,394	6,421	82	80
–	–	2,501	2,338	13	20
1	1	7,242	7,114	3,440	3,641
1,133	1,127	3,598	3,165	80	67
44	131	2,217	1,371	2,705	2,648
(1,284)	(1,204)	1,284	1,204	–	–
(343)	1,543	67,927	64,475	11,934	11,587
850	977	451	646	133	122
(3)	4	9,109	8,216	220	184
(7,449)	(7,426)	1,703	1,771	5,746	5,655
6	6	9,055	8,748	179	130
(282)	(271)	1,528	877	276	264
452	284	11,173	11,578	225	263
(6,426)	(6,426)	33,019	31,836	6,779	6,618
8,538	10,176	750	748	497	509
–	–	4,392	5,813	–	30
184	182	274	250	111	102
25	21	3,586	3,101	405	296
(2,664)	(2,410)	457	378	2,207	2,032
(343)	1,543	42,478	42,126	9,999	9,587
–	–	529	634	–	–
–	–	24,920	21,715	1,935	2,000
(343)	1,543	67,927	64,475	11,934	11,587

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2004 and 2003 (in millions of €)

	Siemens worldwide	
	2004	2003
Cash flows from operating activities		
Net income	3,405	2,445
Adjustments to reconcile net income to cash provided		
Minority interest	166	96
Amortization, depreciation and impairments	3,344	3,334
Deferred taxes	(309)	262
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(246)	(232)
Losses (gains) on sales of investments, net	(612)	2
Losses (gains) on sales and impairments of marketable securities, net	(47)	23
Loss (income) from equity investees, net of dividends received	(287)	10
Change in current assets and liabilities		
(Increase) decrease in inventories, net	(941)	8
(Increase) decrease in accounts receivable, net	(866)	623
Increase (decrease) in outstanding balance of receivables sold	133	(291)
(Increase) decrease in other current assets	661	1,416
Increase (decrease) in accounts payable	857	(396)
Increase (decrease) in accrued liabilities	302	(621)
Increase (decrease) in other current liabilities	(323)	(668)
Supplemental contributions to pension trusts	(1,255)	(1,192)
Change in other assets and liabilities	1,098	893
Net cash provided by (used in) operating activities	5,080	5,712
Cash flows from investing activities		
Additions to intangible assets and property, plant and equipment	(2,764)	(2,852)
Acquisitions, net of cash acquired	(1,477)	(1,055)
Purchases of investments	(374)	(736)
Purchases of marketable securities	(106)	(221)
(Increase) decrease in receivables from financing activities	(247)	(94)
Increase (decrease) in outstanding balance of receivables sold by SFS	–	–
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,639	839
Proceeds from sales and dispositions of businesses	325	119
Proceeds from sales of marketable securities	186	61
Net cash provided by (used in) investing activities	(1,818)	(3,939)
Cash flows from financing activities		
Proceeds from issuance of common stock	4	–
Proceeds from issuance of treasury shares	–	4
Proceeds from issuance of debt	–	2,702
Repayment of debt	(1,564)	(1,742)
Change in short-term debt	(469)	(445)
Dividends paid	(978)	(896)
Dividends paid to minority shareholders	(101)	(110)
Intracompany financing	–	–
Net cash provided by (used in) financing activities	(3,108)	(487)
Effect of exchange rates on cash and cash equivalents	(113)	(333)
Net increase (decrease) in cash and cash equivalents	41	953
Cash and cash equivalents at beginning of period	12,149	11,196
Cash and cash equivalents at end of period	12,190	12,149
Supplemental disclosure of cash paid for:		
Interest	385	545
Income taxes	746	795

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2004	2003	2004	2003	2004	2003
189	198	2,914	1,897	302	350
–	–	166	96	–	–
–	–	2,951	2,894	393	440
(16)	20	(267)	206	(26)	36
–	–	(222)	(145)	(24)	(87)
–	–	(612)	2	–	–
(12)	9	(33)	13	(2)	1
–	–	(293)	70	6	(60)
–	–	(962)	14	21	(6)
(658)	(527)	(208)	1,141	–	9
65	(21)	68	(270)	–	–
566	835	(183)	561	278	20
(6)	3	827	(396)	36	(3)
–	–	210	(571)	92	(50)
(330)	466	50	(961)	(43)	(173)
–	–	(1,255)	(1,192)	–	–
156	137	857	764	85	(8)
(46)	1,120	4,008	4,123	1,118	469
–	–	(2,328)	(2,468)	(436)	(384)
–	–	(1,472)	(1,055)	(5)	–
–	–	(367)	(714)	(7)	(22)
(20)	(92)	(86)	(127)	–	(2)
569	276	–	–	(816)	(370)
(65)	21	–	–	65	(21)
19	–	2,357	556	263	283
–	–	306	119	19	–
104	26	67	34	15	1
607	231	(1,523)	(3,655)	(902)	(515)
–	–	4	–	–	–
–	–	–	4	–	–
–	2,702	–	–	–	–
(1,270)	(1,700)	(266)	(12)	(28)	(30)
(414)	(106)	(170)	(323)	115	(16)
–	–	(978)	(896)	–	–
–	–	(101)	(110)	–	–
1,115	(907)	(765)	787	(350)	120
(569)	(11)	(2,276)	(550)	(263)	74
(86)	(264)	(26)	(66)	(1)	(3)
(94)	1,076	183	(148)	(48)	25
11,345	10,269	725	873	79	54
11,251	11,345	908	725	31	79

Consolidated Statements of Changes in Shareholders' Equity

For the fiscal years ended September 30, 2004 and 2003 (in millions of €)

	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2002	2,671	5,053	21,471
Net income	–	–	2,445
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	2,445
Dividends paid	–	–	(896)
Issuance of common stock and stock-based compensation	2	20	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	–	–
Balance at September 30, 2003	2,673	5,073	23,020
Net income	–	–	3,405
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	3,405
Dividends paid	–	–	(978)
Issuance of common stock and stock-based compensation	–	50	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(2)	–
Balance at September 30, 2004	2,673	5,121	25,447

Accumulated other comprehensive income (loss)					
Cumulative translation adjustment	Available-for-sale securities	Derivative instruments	Minimum pension liability	Treasury shares at cost	Total
(132)	(185)	59	(5,412)	(4)	23,521
–	–	–	–	–	2,445
(695)	–	–	–	–	(695)
–	268	24	(978)	–	(686)
(695)	268	24	(978)	–	1,064
–	–	–	–	–	(896)
–	–	–	–	–	22
–	–	–	–	(127)	(127)
–	–	–	–	131	131
(827)	83	83	(6,390)	–	23,715
–	–	–	–	–	3,405
(249)	–	–	–	–	(249)
–	77	(28)	865	–	914
(249)	77	(28)	865	–	4,070
–	–	–	–	–	(978)
–	–	–	–	–	50
–	–	–	–	(106)	(106)
–	–	–	–	106	104
(1,076)	160	55	(5,525)	–	26,855

Segment Information

As of and for the fiscal years ended September 30, 2004 and 2003 (in millions of €)

	New orders (unaudited)		External sales		Intersegment sales		Total sales	
	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups								
Information and Communication Networks (ICN)	7,011	7,070	6,323	6,592	671	530	6,994	7,122
Information and Communication Mobile (ICM)	11,459	9,960	10,881	9,811	161	153	11,042	9,964
Siemens Business Services (SBS)	6,293	5,226	3,598	3,964	1,118	1,241	4,716	5,205
Automation and Drives (A&D)	8,980	8,476	7,569	7,159	1,260	1,216	8,829	8,375
Industrial Solutions and Services (I&S)	4,356	3,955	3,147	2,907	1,143	1,105	4,290	4,012
Logistics and Assembly Systems (L&A)	2,687	2,599	2,173	2,444	165	156	2,338	2,600
Siemens Building Technologies (SBT)	4,358	4,775	4,174	4,706	73	284	4,247	4,990
Power Generation (PG)	9,243	7,302	7,505	6,949	22	18	7,527	6,967
Power Transmission and Distribution (PTD)	3,863	3,586	3,292	3,188	319	211	3,611	3,399
Transportation Systems (TS)	4,321	4,674	4,284	4,668	26	29	4,310	4,697
Siemens VDO Automotive (SV)	9,029	8,375	8,987	8,365	14	10	9,001	8,375
Medical Solutions (Med)	8,123	7,835	6,969	7,345	103	77	7,072	7,422
Osram	4,240	4,172	4,143	4,113	97	59	4,240	4,172
Other Operations[5]	2,102	1,840	1,174	1,129	976	728	2,150	1,857
Total Operations Groups	**86,065**	**79,845**	**74,219**	**73,340**	**6,148**	**5,817**	**80,367**	**79,157**
Reconciliation to financial statements								
Corporate items, pensions and eliminations	(7,381)	(6,916)	208	192	(6,002)	(5,605)	(5,794)	(5,413)
Other interest expense	–	–	–	–	–	–	–	–
Other assets related reconciling items	–	–	–	–	–	–	–	–
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	**78,684**	**72,929**	**74,427**	**73,532**	**146**	**212**	**74,573**	**73,744**
Financing and Real Estate Groups								
Siemens Financial Services (SFS)	562	532	453	433	109	99	562	532
Siemens Real Estate (SRE)	1,584	1,592	287	265	1,297	1,327	1,584	1,592
Eliminations	–	–	–	–	(13)	(12)	(13)	(12)
Total Financing and Real Estate	**2,146**	**2,124**	**740**	**698**	**1,393**	**1,414**	**2,133**	**2,112**
Eliminations, reclassifications and Corporate Treasury	**–**	**3**	**–**	**3**	**(1,539)**	**(1,626)**	**(1,539)**	**(1,623)**
Siemens worldwide	**80,830**	**75,056**	**75,167**	**74,233**	**–**	**–**	**75,167**	**74,233**

[1] Group profit of the **Operations** Groups is earnings before financing interest, certain pension costs and income taxes.

[2] Net capital employed of the **Operations** Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

[3] Intangible assets, property, plant and equipment, acquisitions, and investments.

[4] Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

[5] *Other operations* primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

[6] Includes (for *Eliminations* within **Financing and Real Estate** consists of) cash paid for income taxes according to the allocation of income taxes to **Operations, Financing and Real Estate**, and **Eliminations, reclassifications and Corporate Treasury** in the Consolidated Statements of Income.

Group profit[1]		Net capital employed[2]		Net cash from operating and investing activities		Capital spending[3]		Amortization, depreciation and impairments[4]	
2004	2003	9/30/04	9/30/03	2004	2003	2004	2003	2004	2003
222	(366)	1,261	722	(212)	106	278	219	255	447
347	180	873	1,367	847	692	299	347	325	326
40	13	632	294	(263)	(62)	428	193	213	255
1,077	806	1,951	1,925	1,026	1,060	312	281	209	231
95	(41)	1,003	167	(725)	54	892	45	47	52
2	(218)	537	877	(115)	(170)	31	42	36	55
108	101	1,359	1,447	195	375	75	82	127	144
961	1,171	1,997	1,712	687	(448)	214	1,120	181	163
238	207	1,162	798	102	387	228	65	73	65
(434)	284	49	(252)	(495)	(217)	83	120	65	65
562	418	3,542	3,949	1,030	184	515	569	394	400
1,046	1,118	3,173	3,128	762	845	449	321	202	227
445	410	2,011	2,074	453	528	256	280	264	268
289	212	1,672	1,515	311	(362)	79	520	73	64
4,998	**4,295**	**21,222**	**19,723**	**3,603**	**2,972**	**4,139**	**4,204**	**2,464**	**2,762**
(1,207)	(1,576)	(3,116)	(3,781)	(1,118)[6]	(2,504)[6]	28	33	487	132
(141)	(88)	–	–	–	–	–	–	–	–
–	–	49,821	48,533	–	–	–	–	–	–
3,650	**2,631**	**67,927**	**64,475**	**2,485**	**468**	**4,167**	**4,237**	**2,951**	**2,894**
Income before income taxes		Total assets							
250	269	9,055	8,445	(159)	(312)	311	237	194	220
108	206	3,455	3,607	457	351	137	169	199	220
–	–	(576)	(465)	(82)[6]	(85)[6]	–	–	–	–
358	**475**	**11,934**	**11,587**	**216**	**(46)**	**448**	**406**	**393**	**440**
224	**266**	**(343)**	**1,543**	**561[6]**	**1,351[6]**	**–**	**–**	**–**	**–**
4,232	**3,372**	**79,518**	**77,605**	**3,262**	**1,773**	**4,615**	**4,643**	**3,344**	**3,334**

Five-year summary

	2004	2003	2002	2001	2000
Sales and earnings (in millions of euros)					
Net sales	75,167	74,233	84,016	87,000	77,484
Gross profit on sales	21,645	20,883	23,206	23,105	21,535
Research and development expenses	5,063	5,067	5,819	6,782	5,848
as a percentage of sales	6.7	6.8	6.9	7.8	7.5
Net income	3,405	2,445	2,597	2,088	8,860
Assets, liabilities and shareholders' equity (in millions of euros)					
Current assets	45,946	43,489	44,062	51,013	49,091
Current liabilities	33,372	32,028	34,712	44,524	36,855
Debt	11,219	13,178	12,346	12,610	9,338
Long-term debt	9,785	11,433	10,243	9,973	6,734
Net debt[1]	2,357	(379)	(751)	(4,017)	841
Pension plans and similar commitments	4,392	5,843	5,326	4,721	2,473
Shareholders' equity	26,855	23,715	23,521	23,812	28,480
as a percentage of total assets	34	31	30	26	35
Total assets	79,518	77,605	77,939	90,118	81,654
Cash flows (in millions of euros)					
Net cash provided by operating activities	5,080	5,712	5,564	7,016	6,154
Amortization, depreciation and impairments	3,344	3,334	4,126	6,264	4,652
Net cash used in investing activities	(1,818)	(3,939)	(810)	(5,886)	(435)
Additions to intangible assets, property, plant and equipment	(2,764)	(2,852)	(3,894)	(7,048)	(5,544)
Net cash used in financing activities	(3,108)	(487)	(859)	(95)	(1,174)
Net increase in cash and cash equivalents	41	953	3,394	940	4,725
Employees					
Employees[2] (September 30, in thousands)	430	417	426	484	448
Employee costs (in millions of euros)	25,440	25,752	27,195	27,102	26,601

[1] Net debt includes four positions from the Consolidated Balance Sheets: Cash and cash equivalents, Marketable securities, Short-term debt and current maturities of long-term debt and Long-term debt.
[2] Without temporary student workers and trainees.
[3] To be proposed at the Annual Shareholders' Meeting.
[4] XETRA closing prices, Frankfurt.

Key capital market data
(in euros, unless otherwise indicated)

	2004	2003	2002	2001	2000
EVA (in millions of euros)	1,364	449	617	(743)	7,095
Earnings per share	3.82	2.75	2.92	2.36	9.97
Diluted earnings per share	3.66	2.75	2.92	2.36	9.96
Dividend per share	1.25[3]	1.10	1.00	1.00	1.60
Siemens stock price[4]					
High	68.30	58.32	78.52	105.77	127.67
Low	52.02	32.05	34.00	37.50	50.65
Year-end (September 30)	59.21	51.14	34.00	41.89	97.33
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index®	– 1.59	+ 36.34	+ 18.25	– 19.84	+ 57.88
Compared to Dow Jones STOXX index®	+ 0.17	+ 44.81	+ 7.87	– 28.30	+ 63.95
Number of shares (in millions)	891	891	890	888	883
Market capitalization at period-end (in millions of euros)	52,761	45,559	30,273	37,208	85,939
Credit rating of long-term debt					
Standard & Poor's	AA–	AA–	AA–	AA	AA
Moody's	Aa3	Aa3	Aa3	Aa3	Aa33

Quarterly data (in millions of euros)	2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	75,167	20,828	18,216	17,794	18,329
Net income	3,405	654	815	1,210	726

Quarterly data (in millions of euros)	2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	74,233	19,778	17,380	18,230	18,845
Net income	2,445	724	632	568	521

Siemens AG – Statement of income and balance sheet*
(condensed version) (in billions of euros)

Years ended September 30	2004	2003
Net sales	30.1	27.1
Cost of sales	(22.1)	(19.9)
Gross profit on sales	8.0	7.2
Other functional costs	(7.9)	(8.0)
Other income and expense, net	2.3	1.9
Income before income taxes	2.4	1.1
Income taxes	(0.2)	(0.1)
Net income	2.2	1.0
Profit available for distribution	1.1	1.0

* Prepared in accordance with the German Commercial Code (HGB).

As of September 30	2004	2003
Intangibles, property, plant equipment	1.6	1.5
Investments	37.8	37.6
Non-current	39.4	39.1
Inventories	–	–
Receivables and prepaid expense	14.5	14.5
Marketable securities, liquid assets	10.6	10.9
Total assets	64.5	64.5
Shareholders' equity	15.8	14.6
Accrued liabilities and special reserves	18.0	17.4
Debt	0.2	0.4
Other liabilities	30.5	32.1
Total shareholders' equity and liabilities	64.5	64.5

Siemens worldwide

Siemens has its own companies in more than 60 countries. These companies are grouped into four Siemens regions: Europe, the Americas, Asia-Pacific, and Africa, Middle East, C.I.S. In certain countries, Siemens also maintains representative offices or agencies. Further information on Siemens' international activities is available on the Web sites listed below.

Europe		
Austria	Siemens Aktiengesellschaft Österreich, Vienna	www.siemens.at
Belgium	Siemens S.A./N.V., Brussels	www.siemens.be
Croatia	Siemens d.d., Zagreb	www.siemens.hr
Czech Republic	Siemens s.r.o., Prague	www.siemens.cz
Denmark	Siemens A/S, Ballerup (Copenhagen)	www.siemens.dk
Estonia	AS Siemens, Tallinn	www.siemens.ee
Finland	Siemens Oy, Espoo (Helsinki)	www.siemens.fi
France	Siemens S.A.S., Saint-Denis (Paris)	www.siemens.fr
Germany	Siemens AG, Berlin and Munich	www.siemens.de
Greece	Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens	www.siemens.gr
Hungary	Siemens Rt., Budapest	www.siemens.hu
Ireland	Siemens Ltd., Dublin	www.siemens.ie
Italy	Siemens S.p.A., Milan	www.siemens.it
Latvia	Siemens SIA, Riga	www.siemens.lv
Lithuania	UAB Siemens, Vilnius	www.siemens.lt
Netherlands	Siemens Nederland N.V., The Hague	www.siemens.nl
Norway	Siemens AS, Oslo	www.siemens.no
Poland	Siemens Sp.z.o.o., Warsaw	www.siemens.pl
Portugal	Siemens S.A., Lisbon	www.siemens.pt
Slovakia	Siemens s.r.o., Bratislava	www.siemens.sk
Slovenia	Siemens d.o.o., Ljubljana	www.siemens.si
Spain	Siemens S.A., Madrid	www.siemens.es
Sweden	Siemens AB, Upplands Väsby	www.siemens.se
Switzerland	Siemens Schweiz AG, Zurich	www.siemens.ch
Turkey	Siemens Sanayi ve Ticaret A.S., Istanbul	www.siemens.com.tr
United Kingdom	Siemens plc, Bracknell/Berkshire	www.siemens.co.uk

The Americas		
Argentina	Siemens S.A., Buenos Aires	www.siemens.com.ar
Brazil	Siemens Ltda., São Paulo	www.siemens.com.br
Canada	Siemens Canada Ltd., Mississauga/Ontario	www.siemens.ca
Chile	Siemens S.A., Santiago de Chile	www.siemens.cl
Colombia	Siemens S.A., Bogotá	www.siemens.com.co
Costa Rica	Siemens S.A., San José	www.siemens-centram.com
Ecuador	Siemens S.A., Quito	www.siemens.com.ec
El Salvador	Siemens S.A., Antiguo Cuscatlán	www.siemens-centram.com
Guatemala	Siemens Electrotécnica S.A., Guatemala City	www.siemens-centram.com
Mexico	Siemens S.A. de C.V., Mexico City	www.siemens.com.mx
Peru	Siemens S.A.C., Lima	www.siemens.com.pe
United States	Siemens Corporation, New York City	www.usa.siemens.com
Venezuela	Siemens S.A., Caracas	www.siemens.com.ve

Asia-Pacific

Australia	Siemens Ltd., Bayswater Victoria	www.siemens.com.au
Bangladesh	Siemens Bangladesh Ltd., Dhaka	www.siemens.com.bd
China	Siemens Ltd., Beijing	www.siemens.com.cn
Hong Kong	Siemens Ltd., Hong Kong	www.siemens.com.hk
India	Siemens Ltd., Mumbai	www.siemens.co.in
Indonesia	P.T. Siemens Indonesia, Jakarta	www.siemens.co.id
Japan	Siemens K.K., Tokyo	www.siemens.co.jp
Korea	Siemens Ltd., Seoul	www.siemens.co.kr
Malaysia	Siemens Malaysia Sdn. Bhd., Kuala Lumpur	www.siemens.com.my
Pakistan	Siemens Pakistan Engineering Co. Ltd., Karachi	www.siemens.com.pk
Philippines	Siemens, Inc., Manila	www.siemens.com.ph
Singapore	Siemens Pte. Ltd., Singapore	www.siemens.com.sg
Taiwan	Siemens Ltd., Taipei	www.siemens.com.tw
Thailand	Siemens Ltd., Bangkok	www.siemens.co.th

Africa, Middle East, C.I.S.

Egypt	Siemens Ltd., Cairo	www.siemens.com.eg
Israel	Siemens Israel Ltd., Tel Aviv	www.siemens.co.il
Kuwait	National & German Electrical & Electronic Services Co., Kuwait	www.siemens.com.kw
Morocco	Siemens S.A., Casablanca	www.siemens.ma
Nigeria	Siemens Ltd., Lagos	www.siemens.com
Russia	OOO Siemens, Moscow	www.siemens.ru
Saudi Arabia	Siemens Ltd., Jidda	www.siemens.com.sa
South Africa	Siemens Ltd., Johannesburg	www.siemens.co.za
Tunisia	Siemens Information & Communications S.A., Tunis	www.siemens.com
Ukraine	DP Siemens Ukraine, Kiev	www.siemens.ua
United Arab Emirates	Siemens LLC, Abu Dhabi	www.siemens.com

Corporate structure

Managing Board of Siemens AG

Corporate Executive Committee

Heinrich v. Pierer,
President and
Chief Executive Officer
Head of CD
Special responsibilities: CC, CT, FCR

Klaus Kleinfeld,
Vice President

Heinz-Joachim Neubürger
Head of CF
Special responsibilities: SFS, SRE

Jürgen Radomski
Head of CP
Special responsibilities: Med, MCP

Johannes Feldmayer
Special responsibilities: L&A, SBT, CIO, GPL, Europe

Thomas Ganswindt
Special responsibilities: Com, SBS

Edward G. Krubasik
Special responsibilities: SV
Executive committees: ZVEI, BDI
EU Commission relations

Rudi Lamprecht
Special responsibilities: Osram, BSH, FSC, Africa, Middle East, C.I.S.

Corporate Departments

Corporate Development (CD)

Heinrich v. Pierer

Reinhart Bubendorfer
Herbert Figge
Thomas Frischmuth
Joe Kaeser

Corporate Finance (CF)

Heinz-Joachim Neubürger

Paul Hobeck
Peter Moritz
Ralf P. Thomas

Corporate Personnel (CP)

Jürgen Radomski

Günther G. Goth
Albrecht Schäfer

Corporate Technology (CT)

Claus Weyrich

Winfried Büttner

Operations

Information and Communications

Communications (Com)

Lothar Pauly

Thorsten Heins
Michael Kutschenreuter
Andy W. Mattes
Anton Hendrik Schaaf

Siemens Business Services GmbH & Co. OHG (SBS)

Adrian v. Hammerstein

Jürgen Frischmuth
Bernd Regendantz

Automation and Control

Automation and Drives (A&D)

Helmut Gierse

Anton S. Huber
Alfred Ötsch

Industrial Solutions and Services (I&S)

Joergen Ole Haslestad

Bernd Euler
Joachim Möller

Logistics and Assembly Systems (L&A)

Johann Löttner

Peter Drexel
Hans Jörg Grundmann

Siemens Building Technologies (SBT)

Heinrich Hiesinger

Vincenzo Ciorf
Hubert Overhäuser
Rolf Renz

Power

Power Generation (PG)

Klaus Voges

Ralf Guntermann
Norbert König
Randy H. Zwirn

Power Transmission and Distribution (PTD)

Udo Niehage

Pamela Knapp
Hans-Jürgen Schloß

Transportation

Transportation Systems (TS)

Hans M. Schabert

[illegible]
[illegible]
[illegible]

Siemens VDO Automotive AG (SV)

Wolfgang Dehen

Klaus Egger
Günter Hauptmann
[illegible]

Regional organization

Regional Organization Germany (RD), Regional Companies, Representative Offices, Agencies

Affiliates: BSH Bosch und Siemens Hausgeräte GmbH,
Fujitsu Siemens Computers (Holding) BV
Company unit in Siemens Schweiz AG

Uriel J. Sharef
Special responsibilities: PG, PTD,
The Americas

Klaus Wucherer
Special responsibilities: A&D, I&S, TS,
Asia, Australia

Erich R. Reinhardt
Head of Med

Claus Weyrich
Head of CT

Financing and Real Estate

Corporate Centers

Medical

Medical Solutions (Med)

Erich R. Reinhardt

Hermann Requardt
Götz Steinhardt

Lighting

Osram GmbH

Wolf-Dieter Bopst

Jörg Schaeffer
Thomas Seiberg

Siemens Financial Services GmbH (SFS)

Herbert Lohneiß

Johannes Schmidt

Siemens Real Estate (SRE)

Hartmut Wagner

Karl-Heinz Seibert

Corporate Communications (CC)
Eberhard Posner

Corporate Information Office (CIO)
Volkhart P. Matthäus

Global Procurement and Logistics (GPL)
Erich Hautz

Chief Economist / Corporate Relations (ECR)
Bernd Stecher

Management Consulting Personnel (MCP)
Karl-Heinz Sämann

As of January [illegible]

ADDRESS
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet: www.siemens.com

Please use the attached postcard to order copies of the unabridged version of the Annual Report:

- Annual Report 2004
- Geschäftsbericht 2004
- Rapport annuel 2004
- Memoria del ejercicio 2004

Employees may also obtain additional copies from LZF, Fürth-Bislohe, Germany:

Intranet	http://c4bs.spls.de/
Fax	+49 911 654-4271
English	Order no. A19100-F-V63-X-7600
German	Order no. A19100-F-V63
French	Order no. A19100-F-V63-X-7700
Spanish	Order no. A19100-F-V63-X-7800

Employees should include mailing address and complete company unit designation (Org-ID) when ordering.

Siemens financial calendar*

Jan. 27, 2005	First-quarter financial report
Jan. 27, 2005	Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.
Jan. 28, 2005	Ex-dividend date
Apr. 27, 2005	Second-quarter financial report and Semiannual Press Conference
July 28, 2005	Third-quarter financial report
Nov. 10, 2005	Preliminary figures for fiscal year / Press conference
Jan. 26, 2006	Annual Shareholders' Meeting for fiscal 2005

* Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Siemens Aktiengesellschaft

Order no. A19100-F-V64-X-7600

SIEMENS

Please specify

Unabridged versions

☐ Annual Report 2004 (English)

☐ Geschäftsbericht 2004 (German)

☐ Rapport annuel 2004 (French)

☐ Memoria del ejercicio 2004 (Spanish)

Order card

To order a copy of the unabridged version of Siemens' Annual Report, please fill out and return the card below.



Last name

First name

Company (Org.)

Street

Postal code/City

Country



Order card

BEK GmbH
Nordweg 6

D-75245 Neulingen
Germany